Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 1 DATED AUGUST 15, 2018
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

A.	the transaction price for each class of our common stock as of September 1, 2018;

B.	the calculation of our July 31, 2018 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

C.	the status of the offering;

D.	cover page update;

E.	tax law update;

F.	changes to our allocation policy;

G.	an update to our investment objectives;

H.	an update to our financing objectives;

I.	an update to our risk factors;

J.	an update to our executive officers;

K.	an update to the Advisor’s management team;

L.	an update to the DST Program;

M.	the entry by the company into a selected dealer agreement with Morgan Stanley Smith Barney LLC (“Morgan Stanley”), the Dealer Manager and the Advisor;

N.	the entry into an engagement letter with a participating broker-dealer;

O.	changes to Class I share eligibility;

P.	changes resulting from an amended and restated share redemption program;

Q.	a lease termination;

R.	the amendment and renewal of our Advisory Agreement;

S.	updated information with respect to our real properties;

T.	updated selected information regarding our operations;

U.	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;

V.
“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2018, which includes the components of our NAV calculation as of June 30, 2018;

W.	updated certain historical NAV information;

X.	updated quantitative and qualitative disclosures about market risk;

Y.	updated experts information;

Z.	the addition of certain information incorporated by reference; and

AA.	our condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2018.

A.	September 1, 2018 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of September 1, 2018 (and redemptions as of August 31, 2018) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.4971
Class S	$7.4971
Class D	$7.4971
Class I	$7.4971
Class E	$7.4971
The transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2018. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

B.	July 31, 2018 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
The following table sets forth the components of total NAV as of July 31, 2018 and June 30, 2018:

	As of
(in thousands)	July 31, 2018	June 30, 2018
Office properties	$1,094,350	$1,094,400
Retail properties	867,500	864,500
Industrial properties	106,300	106,200
Total investments	$2,068,150	$2,065,100
Cash and other assets, net of other liabilities	3,464	2,152
Debt obligations	(1,031,106)	(1,026,289)
Aggregate Fund NAV	$1,040,508	$1,040,963
Total Fund Interests outstanding	138,789	139,061

The following table sets forth the NAV per Fund Interest as of July 31, 2018 and June 30, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of July 31, 2018
Monthly NAV	$1,040,508	$18,541	$37,294	$18,551	$261,496	$622,614	$82,012
Fund Interests outstanding	138,789	2,473	4,974	2,475	34,880	83,048	10,939
NAV Per Fund Interest	$7.4971	$7.4971	$7.4971	$7.4971	$7.4971	$7.4971	$7.4971

As of June 30, 2018
Monthly NAV	$1,040,963	$17,274	$30,804	$18,393	$261,952	$629,584	$82,956
Fund Interests outstanding	139,061	2,308	4,115	2,457	34,994	84,105	11,082
NAV Per Fund Interest	$7.4857	$7.4857	$7.4857	$7.4857	$7.4857	$7.4857	$7.4857
The valuation for our real properties as of July 31, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Industrial	Weighted-Average Basis
Exit capitalization rate	6.38%	6.46%	6.15%	6.40%
Discount rate / internal rate of return (“IRR”)	7.18%	7.00%	7.26%	7.11%
Annual market rent growth rate	3.09%	2.90%	2.82%	3.00%
Average holding period (years)	10.1	10.1	9.4	10.1
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.72%	2.40%	2.89%	2.60%
	0.25% increase	(2.51)%	(2.22)%	(2.65)%	(2.40)%
Discount rate (weighted-average)	0.25% decrease	2.06%	1.92%	1.85%	1.99%
	0.25% increase	(2.01)%	(1.88)%	(1.80)%	(1.94)%
The valuation of our debt obligations as of July 31, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the July 31, 2018 valuation was 3.88%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.14%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.25%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). An upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.

C.	Status of our Current Offering
As of August 1, 2018, we had raised gross proceeds of approximately $228.4 million from the sale of approximately 30.6 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $21.2 million. As of August 1, 2018, approximately $771.6 million in shares remained available for sale pursuant to this offering, including approximately $228.8 million in shares available for sale through our distribution reinvestment plan.

D.	Update to Cover Page
The table on the cover of the Prospectus is replaced with the updated table below.

	Per Share (1)	Total Maximum Primary Offering (2)	Total Maximum Distribution Reinvestment Plan (2)	Total Maximum
Gross offering proceeds (3) (4)		$750,000,000	$250,000,000	$1,000,000,000
Public offering price, Class T shares	$7.7170
Public offering price, Class S shares	$7.7170
Public offering price, Class D shares	$7.4560
Public offering price, Class I shares	$7.4560
Upfront selling commissions and dealer manager fees and primary dealer fee (3) (4) (5)		(10,957,000)	—	(10,957,000)
Proceeds to us, before expenses (5)		$739,043,000	$250,000,000	$989,043,000

(1)
The price per share presented is based on the NAV as of January 31, 2018. Shares of each class will be issued at a price per share generally equal to the most recently disclosed monthly NAV per share for such class, plus applicable upfront selling commissions and dealer manager fees.

(2)	We reserve the right to reallocate the offering amount between the primary offering and our distribution reinvestment plan.

(3)
Table is based on certain assumptions regarding the amount of primary offering gross proceeds that come from sales of each class. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from these assumptions. In addition to upfront selling commissions and dealer manager fees and the primary dealer fee reflected in this table, subject to Financial Industry Regulatory Authority, Inc., or “FINRA,” limitations on underwriting compensation, we pay the Dealer Manager certain ongoing distribution fees. See “Plan of Distribution” in the Prospectus.

(4)
Prior to September 1, 2017, we offered Class A, Class W and Class I shares in this offering. The table reflects sales of Class A, Class W and Class I shares in this offering prior to September 1, 2017 and upfront selling commissions and primary dealer fees paid with respect such sales. See “Plan of Distribution” in the Prospectus.

(5)
The per share amount represents an average of all shares under the primary offering and distribution reinvestment plan based on the foregoing assumptions and the sale of the total maximum offering. There will be additional items of value paid by us in connection with this offering, which are viewed by FINRA as underwriting compensation. Payment of this additional underwriting compensation will reduce the proceeds to us, before expenses. See “Plan of Distribution” in the Prospectus.

E.	Update to Tax Law
On November 16, 2017, the U.S. House of Representatives passed the Tax Cuts and Jobs Act (H.R. 1). On December 2, 2017, the Senate passed a different version of the Tax Cuts and Jobs Act. On December 15, 2017, the House and Senate released a Conference report reconciling the House and Senate bills and producing a bill, which was subsequently adopted by both the House and the Senate, and signed into law by the President on December 22, 2017.
The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations. In the case of individuals, the tax brackets were adjusted, the top federal income rate was reduced to 37%, special rules reduce taxation of certain income earned through pass-through entities and reduce the top effective rate applicable to ordinary dividends from REITs to 29.6% (through a 20% deduction for ordinary REIT dividends received that are not “capital gain dividends” or “qualified dividend income,” subject to complex limitations) and various deductions were eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The top corporate income tax rate was reduced to 21%, and the corporate alternative minimum tax was repealed. Additionally, for taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits interest deductions for businesses, whether in corporate or pass-through form, to the sum of the taxpayer’s business interest income for the tax year and 30% of the taxpayer’s adjusted taxable income for the tax year. This limitation could apply to our operating partnership, underlying partnerships and potential taxable REIT subsidiaries. This limitation does not apply to an “electing real property trade or business.” We have not yet determined whether we or any of our subsidiaries will elect out of the new interest expense limitation or whether each of our subsidiaries is eligible to elect out. One consequence of electing to be an “electing real property trade or business” is that the new expensing rules will not apply to certain property used in an electing real property trade or business. In addition, in the case of an electing real property trade or business, real property and “qualified improvement property” are depreciated under the alternative depreciation system, with a 40-year useful life for nonresidential real property and a 20-year useful life for qualified improvement property (although a potential drafting error makes the useful life for qualified improvement property uncertain). There are only minor changes to the REIT rules (other than the 20% deduction applicable to individuals for ordinary REIT dividends received). The Tax Cuts and Jobs Act makes numerous other large and small changes to the tax rules that do not affect REITs directly but may affect our stockholders and may indirectly affect us. For example, the Tax Cuts and Jobs Act amended the rules for accrual of income so that income is taken into account no later than when it is taken into account on applicable financial statements, even if financial statements take such income into account before it would accrue under the original issue discount rules, market discount rules or other rules in the Code. Such rule may cause us to recognize income before receiving any corresponding receipt of cash, which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which such income is recognized, although the precise application of this rule is unclear at this time. In addition, the Tax Cuts and Jobs Act reduced the limit for individual’s mortgage interest expense to interest on $750,000 of mortgages and does not permit deduction of interest on home equity loans (after grandfathering all existing mortgages). Such change and the reduction in deductions for state and local taxes (including property taxes) may potentially (and negatively) affect the markets in which we may invest.
Prospective stockholders are urged to consult with their tax advisors with respect to the Tax Cuts and Jobs Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our common stock.

F.	Changes to our Allocation Policy
The following disclosure replaces the similar disclosure in the Prospectus under the heading “Conflicts of Interest—Conflict Resolution Procedures—Allocation of Investment Opportunities” and all similar disclosure in the Prospectus.
Allocation of Investment Opportunities
Certain direct or indirect owners, managers, employees and officers of the Advisor are presently, and may in the future be, affiliated with other programs and business ventures and may have conflicts of interest in allocating their time, services, functions and investment opportunities among us and other real estate programs or business ventures that such direct or indirect owners, managers, employees and officers organize or serve. The Advisor has informed us that it will employ sufficient staff to be fully capable of discharging its responsibilities to us in light of the other real estate programs that from time to time will be advised or managed by its direct or indirect owners, managers, employees and officers.
In the event that an investment opportunity becomes available which, in the discretion of the Advisor, may be suitable for us, the Advisor will examine various factors (“Allocation Factors”) and will consider whether under such factors the opportunity is equally suitable for us and one or more programs sponsored or advised by an affiliate of the Sponsor. The Sponsor maintains and updates Allocation Factors from time to time based on review by the Sponsor’s Head of Real Estate. Current examples of Allocation Factors include:

•	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value-add and opportunistic);

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets;

•	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•	The policy of each program relating to leverage of investments;

•	The effect of the acquisition on loan maturity profile;

•	The effect on lease expiration profile;

•	Customer concentration;

•
The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•	Legal considerations, such as ERISA and FIRPTA, that may be applicable to specific investment platforms;

•	The financial attributes of the investment;

•	Availability of financing;

•	Cost of capital;

•	Ability to service any debt associated with the investment;

•	Risk return profiles;

•	Targeted distribution rates;

•	Anticipated future pipeline of suitable investments;

•	Expected holding period of the investment and the applicable entity’s remaining term;

•	Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;

•	Whether the applicable entity was formed for the purpose of making a particular type of investment;

•	Affiliate and/or related party considerations;

•	The anticipated cash flow of the applicable entity and the asset;

•	Tax effects of the acquisition, including on REIT or partnership qualifications;

•	The size of the investment; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.
In the event that our investment objectives overlap with those of another such program and the opportunity is equally suitable for us and the other program, then the Advisor will utilize a reasonable allocation method to determine which investments are presented to our board of directors as opposed to the board of directors of such other program. Our board of directors, including the independent directors, has a duty to ensure that the method used by the Advisor for the allocation of investments by two or more programs sponsored or advised by affiliates of the Sponsor seeking to acquire similar types of investments shall be reasonable. The Advisor is required to obtain and provide to our board of directors the necessary information to make this determination.
If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of the Advisor, to be more appropriate for a program other than the program that committed to make the investment, the Advisor may determine that another program sponsored or advised by an affiliate of the Sponsor may make the investment.
Because affiliates of the Sponsor currently sponsor or advise and in the future may sponsor or advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors, including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be allocated to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the Code, (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors listed above, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle until certain minimum allocation levels are reached.
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments. The only currently existing Special Priority has been granted to BTC II, pursuant to which BTC II will be presented with one out of every three potential development Industrial Investments (subject to the terms and conditions of the BTC II partnership agreement). The Special Priority granted to BTC II will terminate on the earlier to occur of certain events described in the BTC II partnership agreement, such that it will terminate by or before May 2021. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time.
The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such procedures are being fairly applied. One of our independent directors, Mr. Charles Duke, is also an independent director for IPT and BCI IV. If there are any transactions or policies affecting us and IPT or BCI IV, Mr. Duke will recuse himself from making any such decisions for as long as he holds both positions.
These allocation procedures may result in investment opportunities that are attractive to us being directed to another entity sponsored or advised by affiliates of the Sponsor and the Advisor. In addition, entities sponsored or advised by affiliates of the Sponsor may sponsor or advise additional real estate funds or other ventures now and in the future. The result of the creation of such additional funds may be to increase the number of parties who have the right to participate in, or have priority with respect to, investment opportunities sourced by the Sponsor or its affiliates, thereby reducing the number of investment opportunities available to us. Additionally, this may result in certain asset classes being unavailable for investment by us, or being available only after one or more other real estate funds have first had the opportunity to invest in such assets.
To the extent that the Advisor or another affiliated entity becomes aware of an investment opportunity that is suitable for us, it is possible that we may, pursuant to the terms of any agreement with such affiliate or such related entity, co-invest equity capital in the form of a joint venture. Any such joint venture will require the approval of a majority of the board of directors, including a majority of the independent directors.

G.	Update to Investment Objectives
The following updates and supersedes the section in the Prospectus titled “Investment Strategy, Objectives and Policies—Investment Strategy” and replaces all similar disclosure in the Prospectus:
Investment Strategy
We will continue to focus our investment activities on expanding a high-quality, diversified real estate portfolio throughout the U.S. Although we generally target investments in four primary property categories (office, retail, industrial and multifamily), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate related equity securities.
We believe that the real estate market is cyclical, with demand for property types peaking at different times. Although we do not invest for the short term, we are active portfolio managers and will seek to take advantage of opportunities to acquire or dispose of assets strategically at different points in the cycle. One reason we focus on multiple property types and markets is to increase our ability to take advantage of these market cycles. We believe that the broader the opportunity set in which to invest our capital, the more selective we can be in choosing strategic and accretive investments, which we believe may result in attractive total returns for you. Seeing more of the overall real estate market also may allow us to be consistent and meaningful investors throughout different cycles. When we believe one sector is overvalued, we patiently wait and focus on another sector that we believe is overlooked. We also believe that value generally is based on the investment’s ability to produce cash flow and not what the next buyer will pay at any point in time. We generally focus on select, targeted markets that exhibit characteristics of being supply-constrained with strong demand from tenants seeking quality space.
Our near-term, investment strategy is likely to prioritize new investments in the industrial and multifamily sectors due to attractive fundamental conditions. We have been focused on selling certain non-strategic office and retail assets. The disposition of these properties has helped us increase our current allocation to industrial real estate assets and liquidity to pursue new investment opportunities. However, there can be no assurance that we will be successful in this investment strategy, including with respect to any particular asset class. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, student housing and unimproved land. We currently do not intend to invest in these other types of real estate.
We generally employ a long-term hold strategy for strategic investments within our portfolio of real estate assets. The majority of our current portfolio consists of primarily “core” or “core-plus” properties that have significant operating histories and are substantially leased whereby a significant portion of the total investment return is expected to be derived from current income. In addition, we have invested in a relatively smaller proportion of “value added” opportunities that have arisen in circumstances where we have determined that a property may be situationally undervalued or where re-development, re-leasing and/or improved asset management may increase cash flows, and where the total investment return is generally expected to have a relatively larger component derived from capital appreciation.

H.	Update to Financing Objectives
The following updates and supersedes the second paragraph in the section in the Prospectus titled “Investment Strategy, Objectives and Policies—Borrowing Policies” and replaces all similar disclosure in the Prospectus:
We use financial leverage to provide additional funds to support our investment activities. We calculate our leverage for reporting purposes as the outstanding principal balance of our total borrowings divided by the fair value of our real property and debt-related investments. Based on this methodology, our leverage was 49.5% as of June 30, 2018, as compared to 49.1% as of December 31, 2017. There are other methods of calculating our overall leverage ratio that may differ from this methodology, such as the methodology used in determining our compliance with corporate borrowing covenants. Our current leverage target is between 40-60%. Although we will generally work to maintain the targeted leverage ratio over the near term, we may change our targeted leverage ratio from time to time. In addition, we may vary from our target leverage ratio from time to time, and there are no assurances that we will maintain the targeted range disclosed above or achieve any other leverage ratio that we may target in the future. Our board of directors may from time to time modify our borrowing policy in light of then-current economic conditions, the relative costs of debt and equity capital, the fair values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

I.	Risk Factors
The risk factor entitled “The U.S. Department of Labor (“DOL”) has issued a final regulation revising the definition of “fiduciary” under ERISA and the Code, which may affect the marketing of investments in our shares in the future” is removed from the Prospectus.
The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus:
Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees.  Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the Maryland General Corporation Law to authorize the adoption of such provisions.
We may default on our derivative obligations if we default on the indebtedness underlying such obligations.
We have agreements with certain of our derivative counterparties that contain a provision where we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness. We also have agreements with certain other derivative counterparties that contain a provision whereby if we default on any of our indebtedness held by the Operating Partnership, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations. If we are declared in default under the terms of a derivative contract, the counterparty would have the right to terminate all outstanding derivative transactions between us and that counterparty and settle them based on their net market value or replacement cost.
We have experienced periods in the past in which redemption demand exceeded redemption capacity, and we could experience such situations again in the future.
We commenced our initial public offering in January 2006 and commenced operations later that year. At that time, we only offered Class E shares of common stock (referred to at that time simply as our shares of “common stock”), and our share redemption program for Class E stockholders (which was more restrictive than our current share redemption program) was subject to limitations that included a maximum number of redemptions during any calendar year of 5% of the weighted-average number of shares outstanding during the prior calendar year. Beginning in the first quarter of 2009 through the third quarter of 2016, redemption requests from Class E stockholders exceeded the redemption limits set forth in the Class E share redemption program and associated offering materials, and we conducted a number of self-tender offers to supplement this liquidity. As a result, we redeemed only a portion of the shares from investors who sought redemption during that period, either through the redemption program or self-tender offers, and the stockholders were required to resubmit redemption requests periodically in order to renew their requests to either have their shares redeemed pursuant to the share redemption program or purchased pursuant to a tender offer.
Although all properly submitted redemption requests and/or tenders in our self-tender offers have been satisfied beginning with the fourth quarter of 2016, in the future we could experience situations like that described above in which redemption demand exceeds capacity. Our current share redemption program has different limitations than our share redemption program did during that time, but it remains true that our ability to redeem the stockholder shares may be limited, and our board of directors may modify, suspend or terminate our share redemption program at any time. Furthermore, we may redeem fewer shares than have been requested in any particular month to be redeemed under our share redemption program, or none at all, in our discretion at any time. If a redemption request under our share redemption program is unsatisfied, it must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share redemption program, as applicable.
Historical returns may be presented over limited timeframes and are inherently limited in their applicability to the future.
In our prospectus, in our annual report, and in other investor communications, we disclose certain historical NAV and total return information. This information may be presented on a class-by-class basis or on a weighted-average basis across all our classes. The information may go back one month, one quarter, or longer periods. While we believe this historical information is useful, investors should understand that any historical return presentation is inherently limited in its applicability to the future, for a variety of reasons. We may have performed better in certain past time periods than others, and we cannot predict the future performance of our company specifically or the broader economy and real estate markets more generally. Furthermore, from time to time we make changes to our portfolio, our investment focus, or structural aspects of our company that may make past returns less comparable. Over time, we have made changes to the fees and reimbursements we pay to the Advisor (in connection with managing our operations) and the dealer manager for our public offerings, Black Creek Capital Markets, LLC (the “Dealer Manager”), and participating broker-dealers (in connection with our public offerings). Our share classes have different upfront fees and different class-specific fees that make their returns different from those of other classes and from average returns that may be shown. In some cases, we have changed the names of our share classes and the fees that affect their returns. Over time, we have also made changes to the frequency with which, and the methodologies with which, we estimate the value of our shares.
In particular, it was not until July 2012 that we converted to a perpetual-life “NAV REIT” that offers multiple classes of shares, moved to a fee structure similar to what we have now, and began providing regular NAV computations and disclosures similar to those we provide now. For this reason, our historical return disclosures typically do not go further back than September 30, 2012, which is the first quarter-end date as an NAV REIT and which we refer to as our “NAV inception.” Nevertheless, investors should be aware that we commenced operations in the first quarter of 2006, and from 2006 to 2009 raised capital through the sale of Class E shares of common stock (referred to at that time simply as our shares of “common stock”) at a fixed price of $10.00 per share. Prior to NAV inception in 2012, we had a materially different structure both in terms of the commissions charged in connection with sales of shares and the fees and reimbursements we paid to the Advisor and the Dealer Manager. As a result of both this different structure and the effects of the financial crisis, the performance returns for individual Class E stockholders that acquired shares in our offerings from 2006 to 2009 is lower than those for our other stockholders.
Interest rate changes may cause volatility in our monthly NAV.
In accordance with our valuation procedures, we generally use the fair value of our assets and liabilities to determine our monthly NAV.  The fair value of certain of our assets and liabilities may be very sensitive to interest rate changes, such as fixed rate borrowings and interest rate hedges. As a result, changes in projected forward interest rates may cause volatility in our monthly NAV.
We may pay distributions from sources other than our cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.
Although our distributions during the years ended December 31, 2017, 2016, and 2015 were fully funded from our operations, in the future we may fund distributions from other sources. Our long-term strategy is to fund the payment of regular distributions to you entirely from our operations. However, if we are unsuccessful in investing the capital we raise in our public offerings or which is generated from the sale of existing assets on an effective and efficient basis that is accretive to our distribution level, we may be required to fund our distributions to you from a combination of our operations and financing activities, which include net proceeds of our public offerings and borrowings (including borrowings secured by our assets), or to reduce the level of our distributions. Using certain of these sources may result in a liability to us, which would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact our ability to pay distributions in future periods, decrease the amount of cash we have available for new investments, repayment of debt, share redemptions and other corporate purposes, and potentially reduce your overall return and adversely impact and dilute the value of their investment in shares of our common stock. We may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds. Our ability to pay distributions solely from cash flows from operations has been impacted by the expiration of certain large leases in our portfolio. All distributions result in a decrease to our NAV while cash flow generated from our operations results in an increase to NAV. We generally seek to fund our distributions solely from our cash flow from operations and as a result, any cash flow from operations in excess of our distributions results in a net increase to NAV. Conversely, if our distributions exceed our cash flow from operations, the net effect would result in a decrease to NAV. We have not established a limit on the amount of our distributions that may be paid from any of these sources.
If we were to internalize our management or if another investment program, whether sponsored or advised by affiliates of the Sponsor or otherwise, conducts its own internalization transaction, we could incur significant costs and/or our business could be harmed.
At some point in the future, we may consider internalizing the functions performed for us by the Advisor, although we do not currently intend to do so. Any internalization transaction could result in significant payments to the owners of the Advisor, including in the form of our stock which could reduce the percentage ownership of our then existing stockholders and concentrate ownership in the owner of the Advisor. In addition, we rely on persons employed by the Advisor or its affiliates to manage our day-to-day operating and acquisition activities. If we were to effectuate an internalization of the Advisor, we may not be able to retain all of the employees of the Advisor or its affiliates or to maintain relationships with other entities sponsored or advised by affiliates of the Sponsor. In addition, some of the employees of the Advisor or its affiliates may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of the key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by the Advisor or its affiliates who are most familiar with our business and operations, thereby potentially adversely impacting our business.
We are dependent on our tenants for revenue and we are exposed to risks if we are unable to collect rent from our tenants.
As of June 30, 2018, there were no tenants that individually represented more than 10.0% of total annualized base rent, and our 10 largest tenants represented 33.2% of total annualized base rent. We are not aware of any current tenants, including our largest tenant, whose inability to pay their contractual rental amounts would have a material adverse impact on our results of operations.
The Advisor and its affiliates, including our officers and two of our directors, face conflicts of interest caused by compensation arrangements with us and other entities sponsored or advised by affiliates of the Sponsor, which could result in actions that are not in your best interests.
Some of our executive officers, two of our directors and other key personnel are also officers, directors, managers, key personnel and/or holders of an ownership interest in the Advisor, the Dealer Manager and/or other entities related to the Sponsor. The Advisor and its affiliates receive substantial fees from us in return for their services and these fees could influence their advice to us. Among other matters, the compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with the Advisor and its affiliates, including the Advisory Agreement and the agreement with the Dealer Manager;

•
recommendations to our board of directors with respect to developing, overseeing, implementing and coordinating our NAV procedures, or the decision to adjust the value of certain of our assets or liabilities if the Advisor is responsible for valuing them;

•	public offerings of equity by us, which may result in increased fees for the Advisor and other related parties;

•	competition for tenants from entities sponsored or advised by affiliates of the Sponsor that own properties in the same geographic area as us;

•	investments in assets subject to product specialist agreements with affiliates of the Advisor; and

•	investments through a joint venture or other co-ownership arrangements, which may result in increased fees for the Advisor.
Considerations relating to compensation to the Advisor and its affiliates from us and other entities sponsored or advised by affiliates of the Sponsor could result in decisions that are not in your best interests, which could hurt our ability to pay you distributions or result in a decline in the value of your investment. Conflicts of interest such as those described above have contributed to stockholder litigation against certain other externally managed REITs that are not affiliated with us or the Sponsor.
We will compete with entities sponsored or advised by affiliates of the Sponsor, for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations.
We will compete with entities sponsored or advised by affiliates of the Sponsor, whether existing or created in the future, as well as entities for whom affiliates of the Sponsor provide certain advisory or management services, for opportunities to acquire, lease, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as these entities are buying, financing or selling properties. In this regard, there is a risk that we will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of the Sponsor and entities for whom affiliates of the Sponsor provide certain advisory or management services.
Certain entities sponsored or advised by affiliates of the Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by these entities. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by these entities and these conflicts of interest may have a negative impact on our ability to attract and retain customers. The Sponsor and the Advisor have implemented lease allocation guidelines to assist with the process of the allocation of leases when we and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular customer. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective customer and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and certain other management representatives associated with other entities to which affiliates of the Advisor are providing similar services.
Because affiliates of the Sponsor and the Advisor currently sponsor and in the future may advise other investment vehicles (each, an “Investment Vehicle”) with overlapping investment objectives, strategies and criteria, potential conflicts of interest may arise with respect to industrial real estate investment opportunities (“Industrial Investments”). In order to manage this potential conflict of interest, in allocating Industrial Investments among the Investment Vehicles, the Sponsor follows an allocation policy (the “Allocation Policy”) which currently provides that if the Sponsor or one of its affiliates is awarded and controls an Industrial Investment that is suitable for more than one Investment Vehicle, based upon various Allocation Factors (as defined below), including without limitation availability of capital, portfolio objectives, diversification goals, target investment markets, return requirements, investment timing and the Investment Vehicle’s applicable approval discretion and timing, then the Industrial Investment will be allocated to Investment Vehicles on a rotational basis and will be offered to the Investment Vehicle at the top of the rotation list (that is, the Investment Vehicle that has gone the longest without being allocated an Industrial Investment). If an Investment Vehicle on the list declines the Industrial Investment, it will be rotated to the bottom of the rotation list. Exceptions may be made to the Allocation Policy for (x) transactions necessary to accommodate an exchange pursuant to Section 1031 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or (y) characteristics of a particular Industrial Investment or Investment Vehicle, such as adjacency to an existing asset, legal, regulatory or tax concerns or benefits, portfolio balancing or other Allocation Factors, which make the Industrial Investment more advantageous to one of the Investment Vehicles. In addition, the Sponsor may from time to time specify that it will not seek new allocations for more than one Investment Vehicle until certain minimum allocation levels are reached. “Allocation Factors” are those allocation factors that the Sponsor maintains and updates from time to time based on review by the Sponsor’s Head of Real Estate.
The Sponsor may from time to time grant to certain Investment Vehicles certain exclusivity, rotation or other priority (each, a “Special Priority”) with respect to Industrial Investments or other investment opportunities. The only currently existing Special Priority has been granted to IPT’s second build-to-core fund (“BTC II”), pursuant to which BTC II will be presented one out of every three potential development Industrial Investments (subject to the terms and conditions of the BTC II partnership agreement). The Special Priority granted to BTC II will terminate on the earlier to occur of certain events described in the BTC II partnership agreement, such that it will terminate by or before May 2021. The Sponsor or its affiliates may grant additional Special Priorities in the future and from time to time. In addition, to the extent that a potential conflict of interest arises with respect to an investment opportunity other than an Industrial Investment, the Sponsor currently expects to manage the potential conflict of interest by allocating the investment in accordance with the principles of the Allocation Policy the Sponsor follows with respect to Industrial Investments.

The Sponsor may modify its overall allocation policies from time to time. Any changes to the Sponsor’s allocation policies will be timely reported to our Conflicts Resolution Committee. The Advisor will be required to provide information to our board of directors on a quarterly basis to enable our board of directors, including the independent directors, to determine whether such policies are being fairly applied.
The real estate industry is subject to extensive regulation, which may result in higher expenses or other negative consequences that could adversely affect us.
Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and license requirements with respect to, among other things, zoning, environmental protection and historical heritage, all of which may affect our business. We may be required to obtain licenses and permits with different governmental authorities in order to acquire and manage our assets.
In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which generally took effect in 2011, contains a sweeping overhaul of the regulation of U.S. financial institutions and financial markets. Key provisions of the Dodd-Frank Act require extensive rulemaking by the SEC and the U.S. Commodity Futures Trading Commission, some of which remains ongoing. Thus, the full impact of the Dodd-Frank Act on our business cannot be fully assessed until all final implementing rules and regulations are promulgated.
Various rules currently in effect under the Dodd-Frank Act may have a significant impact on our business, including, without limitation, provisions of the legislation that increase regulation of and disclosure requirements related to investment advisors, swap transactions and hedging policies, corporate governance and executive compensation, investor protection and enforcement provisions, and asset-backed securities. In February 2017, the U.S. President ordered the Secretary of the U.S. Treasury to review certain existing rules and regulations, such as those promulgated under the Dodd-Frank Act; however, the implications of that review are not yet known and none of the rules and regulations promulgated under the Dodd-Frank Act have been modified or rescinded as of the date of this report.
For example, but not by way of limitation, the Dodd-Frank Act and the rules and regulations promulgated thereunder provides for significantly increased regulation of the derivatives markets and transactions that affect our interest rate hedging activities, including: (i) regulatory reporting; (ii) subject to limited exemptions, mandated clearing through central counterparties and execution on regulated exchanges or execution facilities; and (iii) margin and collateral requirements. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be fully assessed until all final implementing rules and regulations are promulgated, the foregoing requirements may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and/or may result in us entering into such transactions on less favorable terms than prior to the Dodd-Frank Act. For example, subject to an exception for “end-users” of swaps upon which we and our subsidiaries generally rely, we may be required to clear certain interest rate hedging transactions by submitting them to a derivatives-clearing organization. To the extent we are required to clear any such transactions, we will be required to, among other things, post margin in connection with such transactions. The occurrence of any of the foregoing events may have an adverse effect on our business and your return.
In addition, public authorities may enact new and more stringent standards, or interpret existing laws and regulations in a more restrictive manner, which may force companies in the real estate industry, including us, to spend funds to comply with these new rules. Any such action on the part of public authorities may adversely affect the value of your investments.
In the event of noncompliance with such laws, regulations, licenses and authorizations, we may face the payment of fines, project shutdowns, cancellation of licenses, and revocation of authorizations, in addition to other civil and criminal penalties.

The costs associated with complying with the Americans with Disabilities Act and the Fair Housing Amendment Act may reduce the amount of cash available for distribution to you.
Investment in real properties may also be subject to the Americans with Disabilities Act of 1990, as amended, or the “Disabilities Act” and the Fair Housing Amendment Act, as amended, or the “Fair Housing Act.” Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require us to remove access barriers and our failure to comply with the act’s requirements could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. The Fair Housing Act requires multifamily dwellings first occupied after March 13, 1991 to comply with design and construction requirements related to access and use by disabled persons. We will attempt to acquire properties that comply with these acts or place the burden on the seller or other third party, such as a tenant, to ensure compliance with these acts. We cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. Any monies we use to comply with or defend lawsuits related to the Disabilities Act and Fair Housing Act will reduce our NAV and the amount of cash available for distribution to you.
Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.
If we were to fail to qualify as a REIT for any taxable year, we would be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer be deductible in computing our taxable income and we would no longer be required to make distributions. To the extent that distributions had been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax. In addition, although we intend to operate in a manner as to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to recommend that we revoke our REIT election.
If our assets are deemed to be plan assets, the Advisor and we may be exposed to liabilities under Title I of ERISA and the Code.
In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets unless an exception applies. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Title I of ERISA and Section 4975 of the Code, as applicable, may be applicable, and there may be liability under these and other provisions of ERISA and the Code. We believe that our assets should not be treated as plan assets because the shares should qualify as “publicly-offered securities” that are exempt from the look-through rules under applicable Treasury Regulations. We note, however, that because certain limitations are imposed upon the transferability of shares so that we may qualify as a REIT, and perhaps for other reasons, it is possible that this exemption may not apply. If that is the case, and if the Advisor or we are exposed to liability under ERISA or the Code, our performance and results of operations could be adversely affected. Prior to making an investment in us, you should consult with your legal and other advisors concerning the impact of ERISA and the Code on your investment and our performance.
We do not intend to provide investment advice to any potential investor for a fee. However, we, the Advisor, and our respective affiliates receive certain fees and other consideration disclosed herein in connection with an investment. If it were determined we provided an investor in an employee pension benefit plan subject to ERISA, such as a profit sharing, Section 401(k) or pension plan, or of any other retirement plan or account subject to Section 4975 of the Code, such as an IRA, or any entity that includes such assets (each a “Benefit Plan”) with investment advice for a fee, it could give rise to a determination that we constitute an investment advice fiduciary under ERISA. Such a determination could give rise to claims that our fee arrangements constitute non-exempt prohibited transactions under ERISA or the Code and/or claims that we have breached a fiduciary duty to a Benefit Plan investor. Adverse determinations with respect to ERISA fiduciary status or non-exempt prohibited transactions could result in significant civil penalties and excise taxes.

J.	Executive Officers
On March 20, 2018, our board of directors appointed Lainie P. Minnick to serve as Managing Director, Chief Financial Officer and Treasurer of the Company, effective as of April 30, 2018. After 10 years of service with the Company, M. Kirk Scott resigned as Managing Director, Chief Financial Officer and Treasurer, effective as of April 30, 2018, in order to pursue other opportunities. Mr. Scott’s primary duties were assumed by Ms. Minnick.

On May 3, 2018, Gary M. Reiff informed Black Creek Group and us that after more than 11 years at Black Creek Group, he is leaving to pursue a once-in-a-lifetime opportunity to serve as Chief Legal Officer of University of Colorado Health, d/b/a UCHealth (“UCHealth”). UCHealth is a nationally recognized, nonprofit network of 10 acute care hospitals and more than 150 clinics throughout Colorado, southern Wyoming and western Nebraska, employing more than 21,000 people. With University of Colorado Hospital as its academic anchor, UCHealth’s mission is to improve the lives of people in Colorado and beyond. Mr. Reiff will be responsible for all legal affairs across UCHealth and will serve as the primary legal advisor to the Chief Executive Officer, the organization’s senior management team, the board of directors and the system. Mr. Reiff leaves us on excellent terms to pursue this prestigious and exciting opportunity. Mr. Reiff’s resignation as our Managing Director, Chief Administrative and Compliance Officer will be effective as of June 13, 2018.
In connection with Mr. Reiff’s departure, Joshua J. Widoff was appointed the Chief Legal Officer of Black Creek Group effective upon Mr. Reiff’s departure on June 13, 2018, and, in connection with such appointment, on May 4, 2018 the Company’s board of directors approved a change in his officer position from Managing Director, General Counsel and Secretary to Managing Director, Chief Legal Officer and Secretary, effective upon Mr. Reiff’s departure on June 13, 2018. Mr. Widoff will also serve as Chief Legal Officer for our Advisor, the IPT Advisor (the external advisor to IPT) and BCI IV Advisors LLC (the external advisor to BCI IV), effective as of June 13, 2018.
The following disclosure updates the biographical summaries in the “Management—Directors and Executive Officers” section of the Prospectus.
On October 13, 2017, our board of directors appointed Gary M. Reiff to serve as our Managing Director, Chief Administrative and Compliance Officer. Mr. Reiff, age 58, also has served as Chief Administrative, Legal and Compliance Officer of our Advisor since September 2017, having previously served as Executive Vice President and General Counsel of our Advisor from 2007 to April 2017, and as Chief Administrative Officer and Chief Legal Officer from April 2017 to September 2017. Mr. Reiff also has served, since March 2017, as the Managing Director, Chief Administrative and Legal Officer of Black Creek Group LLC, a Denver-based real estate investment firm which he joined in February 2007, having previously served as Chief Operating Officer and Chief Legal Officer of Black Creek Group, LLC and Dividend Capital Group LLC from March 2008-March 2017. In addition, Mr. Reiff has held various positions with affiliates of Black Creek Group LLC and Dividend Capital Group LLC, acting as Managing Director, General Counsel, Chief Legal Officer, Chief Administrative Officer, Executive Vice President and Chief Operating Officer of various of those affiliates, including since April 2017 as Chief Administrative Officer and Chief Legal Officer of the following (having previously served as Executive Vice President and General Counsel of the following): Industrial Income Advisors LLC (the advisor to Industrial Income Trust Inc.), Industrial Property Advisors LLC (the advisor to Industrial Property Trust Inc.) and BCI IV Advisors LLC (the advisor to Black Creek Industrial REIT IV). From 1985 until 1986, and from 1989 until 2007, Mr. Reiff was an attorney with Brownstein Hyatt Farber Schreck, P.C., being a shareholder from 1991 until 2007. Mr. Reiff also served as a member of that firm’s Executive Committee and co-chair of the firm’s Corporate and Securities Department. During Mr. Reiff’s more than 20 years of private legal practice, he has represented a wide variety of businesses and corporations, both public and private, in their acquisitions, dispositions, ventures, financings and general corporate counseling. Mr. Reiff currently serves on the Colorado Independent Ethics Commission and the Denver Water Board, having most recently served as the Chair of the Colorado Transportation Commission and on the High Enterprise Transportation Enterprise. Mr. Reiff has been an Adjunct Professor at the University of Colorado Law School. Mr. Reiff received his B.A., with distinction, and his M.A. from Stanford University, and his law degree, magna cum laude, from Harvard Law School.
Lainie P. Minnick, age 45, became our Managing Director, Chief Financial Officer and Treasurer, on April 30, 2018. In such capacity, Ms. Minnick will oversee debt capital markets initiatives, financial reporting and forecasting, treasury management, the application of our NAV policies and procedures, accounting, tax compliance and other related areas of responsibilities. She has served as Managing Director, Head of Debt Capital Markets for our company, BCI IV and IPT since April 2017. Ms. Minnick previously served as our Senior Vice President of Finance from March 2010 to April 2017; as Senior Vice President of Finance for BCI IV from February 2016 to April 2017; as Treasurer for BCI IV since February 2016; as Senior Vice President of Finance for IPT from March 2013 to April 2017; and as Treasurer for IPT since March 2014. Ms. Minnick also served as Senior Vice President of Finance for Industrial Income Trust Inc. from August 2010 to November 2015, and as Treasurer from March 2014 to November 2015, when the entity was sold. Since joining Black Creek in February 2007, Ms. Minnick has overseen the execution of approximately $10.0 billion of financings and associated interest rate hedging strategies for Black Creek affiliates, collectively. Prior to joining Black Creek in 2007, Ms. Minnick was a Project Executive for Urban Villages, Inc., a Denver-based real estate development firm. From 1999 through 2004, Ms. Minnick worked for Goldman Sachs, most recently as a Vice President working exclusively with the Whitehall Funds, a series of global real estate opportunity funds. Based in both New York and London, Ms. Minnick was responsible for executing real estate related financing transactions throughout the U.S. and Europe. Prior to joining Goldman Sachs, Ms. Minnick worked for the Archon Group, a subsidiary of Goldman Sachs, where she was responsible for real estate related portfolio management and loan asset management efforts. Ms. Minnick holds a Bachelor of Business Administration degree from Southern Methodist University and a Master of Business Administration degree from the Wharton School at the University of Pennsylvania.
Joshua J. Widoff, age 48, has served as our Managing Director since April 2017 and our General Counsel and Secretary since September 2007, and will serve as our Chief Legal Officer, General Counsel and Secretary as of June 13, 2018. Mr. Widoff served as our Executive Vice President from October 2010 to April 2017 and served as Senior Vice President from September 2007 to October 2010. Mr. Widoff has served as Managing Director of IPT since April 2017 and as General Counsel and Secretary of IPT since September 2012, and he previously served as an Executive Vice President of IPT from September 2012 to April 2017. Mr. Widoff has served as Executive Vice President, General Counsel and Secretary of BCI IV since November 2014. Mr. Widoff will also serve as Chief Legal Officer for Black Creek Group LLC, Black Creek Diversified Property Advisors LLC (the Company’s external advisor), Industrial Property Advisors LLC (the external advisor to IPT) and BCI IV Advisors LLC (the external advisor to BCI IV), effective as of June 13, 2018. Mr. Widoff has served as Managing Director of DC Liquidating Trust since April 2017 and as General Counsel and Secretary of DC Liquidating Trust since November 2015, and he previously served as an Executive Vice President of DC Liquidating Trust from November 2015 to April 2017. Mr. Widoff also served as the Senior Vice President, General Counsel and Secretary from May 2009 until December 2013, and as the Executive Vice President, General Counsel and Secretary of IIT from December 2013 until the sale of IIT in November 2015. He has also served as a Managing Director of Black Creek Group LLC, a Denver-based private equity real estate firm, since September 2007, and as Executive Vice President of Dividend Capital Group LLC since October 2010. Prior to joining us in September 2007, Mr. Widoff was a partner from October 2002 to July 2007 at the law firm of Brownstein Hyatt Farber Schreck, P.C., where he was active in the management of the firm, serving as chairman of both the firm’s Associate and Recruiting Committees and overseeing an integrated team of attorneys and paralegals servicing clients primarily in the commercial real estate business. During more than a dozen years of private practice, he managed transactions involving the acquisition, development, leasing, financing and disposition of various real estate assets, including vacant land, apartment and office buildings, hotels, casinos, industrial/warehouse facilities and shopping centers. He also participated in asset and stock acquisition transactions, convertible debt financings, private offerings and complex joint venture negotiations. Mr. Widoff served as general business counsel on a variety of contract and operational issues to a wide range of clients in diverse businesses. Mr. Widoff currently serves as Chair and Commissioner for the Denver Urban Renewal Authority. Mr. Widoff received his Bachelor’s Degree from Trinity University in Texas and his Juris Doctor Degree from the University of Colorado School of Law.

K.	The Advisor’s Management Team
The following updates the Advisor’s management team biographical information disclosed in the section titled “The Advisor and the Advisory Agreement—The Advisor” of the Prospectus:
Brian D. Magner, age 45, will serve as the Chief Compliance Officer of our Advisor effective June 13, 2018. In addition, Mr. Magner has served as the Chief Compliance Officer of our Dealer Manager since March 2015. In his role as CCO, Mr. Magner is responsible for overseeing compliance within the organization, and establishing standards and implementing procedures to ensure that the compliance programs throughout the organization are effective and efficient in identifying, preventing, detecting and correcting noncompliance with applicable laws and regulations. Before joining the Advisor and the Dealer Manager, Mr. Magner held various compliance manager roles for more than 12 years at Janus Capital Group responsible for sales practices, intermediary oversight, written supervisory procedures and providing guidance, advice, and training to improve broker dealer’s understanding of related laws and regulatory requirements. From May of 1998 through December of 2002, Mr. Magner held various roles at Invesco Funds Group that included direct sales to retail shareholders, retirement plan counseling and compliance oversight of marketing material and sales literature. Mr. Magner has a Bachelor’s of Arts degree in Sociology from the University of Northern Colorado and an MBA with an emphasis in Finance and Accounting from Regis University. In addition, he holds FINRA Series 7 and 24 licenses and the Accredited Investment Fiduciary (AIF®) and Certified Securities Compliance Professional (CSCP®) designations.
Taylor M. Paul, age 39, serves as our Senior Vice President and Chief Accounting Officer. He has held various positions of growing responsibilities with us and our Advisor since our inception in 2006, including as our Vice President and Controller from 2011 to 2015 and as our Senior Vice President and Controller from 2015 to 2018. Mr. Paul’s responsibilities have included financial reporting, corporate and property accounting, financial planning and analysis and treasury management. In his current role, Mr. Paul oversees all aspects of our accounting, financial reporting, budgeting and certain treasury management and compliance functions. Prior to joining us, Mr. Paul was with KPMG LLP from 2003 to 2006 where he primarily worked in the firm’s real estate practice for various clients which most notably included an S&P 500 international real estate investment trust. Mr. Paul holds a Bachelor’s Degree in Accounting and Spanish from Southwestern University in Georgetown, Texas and holds an active CPA license in the state of Colorado.

L.	Update to DST Program
The following disclosure replaces the disclosure in the Prospectus under the heading “Investment Strategy, Objectives and Policies-DST Program” and all similar disclosure in the Prospectus.
DST Program
In March 2016, we, through the Operating Partnership, initiated a program to raise capital in private placements exempt from registration under the Securities Act through the sale of beneficial interests in specific Delaware statutory trusts holding real properties, including properties currently indirectly owned by the Operating Partnership (the “DST Program”). From 2006 through 2009, we, through our subsidiaries conducted similar private placement offerings of fractional interests in which we raised a total of $183.1 million in gross proceeds. These fractional interests were all subsequently acquired by the Operating Partnership in exchange for an aggregate of 17.7 million OP Units.
Under the DST Program, each private placement will offer interests in one or more real properties placed into one or more Delaware statutory trust(s) by the Operating Partnership or its affiliates (“DST Properties”). We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. Additionally, underlying interests of properties that are sold to investors pursuant to such private placements will be leased-back by an indirect wholly owned subsidiary of the Operating Partnership on a long term basis of up to 29 years. The lease agreements are expected to be fully guaranteed by the Operating Partnership. Additionally, the Operating Partnership will retain a fair market value purchase option giving it the right, but not the obligation, to acquire the interests from the investors at a later time in exchange for OP Units.
Similar to our prior private placement offerings, we expect that the DST Program will give us the opportunity to expand and diversify our capital raising strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. We expect to use the net proceeds of these private placements to make investments in accordance with our investment strategy and policies, to provide liquidity to our investors and for general corporate purposes (which may include repayment of our debt or any other corporate purposes we deem appropriate). The specific amounts of the net proceeds that are used for such purposes, and the priority of such uses, will depend on the amount and timing of receipts of such proceeds and what we deem to be the best use of such proceeds at such time.
In connection with the DST Program, in March 2016, Black Creek Exchange LLC (“BC Exchange”), a wholly owned subsidiary of our taxable REIT subsidiary that is wholly owned by the Operating Partnership, entered into a dealer manager agreement with our Dealer Manager, which was amended and restated as of August 13, 2018. Pursuant to the amended and restated dealer manager agreement, the Dealer Manager agreed to conduct the private placements of up to $500 million of interests. As of June 30, 2018, we have sold $20.8 million of interests under the DST Program. The Advisor, Dealer Manager and certain of their affiliates receive fees and reimbursements in connection with their roles in the DST Program, which costs are substantially funded by the private investors in that program, through one or more purchase price “mark-ups” of the initial estimated fair value of the DST Properties to be sold to investors, fees paid by the investors at the time of investment, or deductions from distributions paid to such investors.
BC Exchange will pay certain up-front fees and reimburse certain related expenses to the Dealer Manager with respect to capital raised through the DST Program. BC Exchange is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross equity proceeds raised and a commission of up to 5% of gross equity proceeds raised through the private placements. In addition, with respect to certain classes of interests (or the corresponding classes of OP Units or shares for which they may be exchanged in certain circumstances) we, the Operating Partnership or BC Exchange will pay the Dealer Manager ongoing fees in amounts up to 0.85% of the equity investment or net asset value thereof per year. The Dealer Manager may re-allow such commissions, ongoing fees and a portion of such dealer manager fees to participating broker dealers. In addition, pursuant to the dealer manager agreement for the DST Program, we, or our subsidiaries, are obligated to reimburse the Dealer Manager for (a) customary travel, lodging, meals and reasonable entertainment expenses incurred in connection with the private placements; (b) costs and expenses of conducting educational conferences and seminars, attending broker-dealer sponsored conferences, or educational conferences sponsored by BC Exchange; (c) customary promotional items; and (d) legal fees of the Dealer Manager.
Pursuant to our Advisory Agreement, DST Properties are included when calculating the fixed and performance components of the advisory fee due to our Advisor. Furthermore, because our Advisor funds certain Dealer Manager personnel costs that are not reimbursed under the DST Program dealer manager agreement, we have also agreed to pay our Advisor a fee equal to the mark-up paid by DST Program investors for these costs, which is up to 1.5% of the total equity amount paid for the interests.

BC Exchange Manager LLC (the “DST Manager”), a wholly owned subsidiary of our Operating Partnership, acts, directly or through a wholly-owned subsidiary, as the manager of each Delaware statutory trust holding a DST Property, but has assigned all of its rights and obligations as manager (including fees and reimbursements received) to BC Exchange Advisor LLC (“DST Advisor”), an affiliate of the Advisor. While the intention is to sell 100% of the interests to third parties, BC Exchange may hold an interest for a period of time and therefore could be subject to the following description of fees and reimbursements paid to the DST Manager. The DST Manager will have primary responsibility for performing administrative actions in connection with the trust and any DST Property and has the sole power to determine when it is appropriate for a trust to sell a DST Property. For its services, DST Advisor will receive, through the DST Manager, (i) a management fee equal to a stated percentage (e.g., 1.0%) of the gross rents payable to the trust, with such amount to be set on a deal-by-deal basis, (ii) a 1.0% loan fee for any financing provided by us in connection with the DST Program (in which case a subsidiary of ours would provide the debt financing and earn interest thereon), (iii) reimbursement of certain expenses associated with the establishment, maintenance and operation of the trust and DST Properties and the sale of any DST Property to a third party, and (iv) up to 1.0% of the gross equity proceeds as compensation for developing and maintaining the DST Program technology and intellectual property. Furthermore, to the extent that the Operating Partnership exercises its fair market value purchase option to acquire the interests from the investors at a later time in exchange for OP Units, and such investors subsequently submit such OP Units for redemption pursuant to the terms of our Operating Partnership, a redemption fee of up to 1.0% of the amount otherwise payable to a limited partner upon redemption will be paid to DST Manager (or such other amount as may be set forth in the applicable DST Program offering documents).

M.	Selected Dealer Agreement with Morgan Stanley
The following disclosure supplements the “Plan of Distribution” section of the Prospectus.
On October 13, 2017, we, the Dealer Manager and the Advisor entered into a selected dealer agreement with Morgan Stanley, pursuant to which Morgan Stanley was appointed as a participating broker dealer to sell our shares in this offering. Subject to certain limitations set forth in the selected dealer agreement, we, the Dealer Manager and the Advisor, jointly and severally, agreed to indemnify Morgan Stanley, its affiliates and their respective officers, directors, partners, members, shareholders, employees and agents against certain losses, claims, damages or liabilities arising directly out of or relating to certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact in the prospectus, registration statement and sales materials used in connection with this offering and applications to qualify the shares for sale under the securities laws of certain jurisdictions, certain other written information approved or supplied by us, the Dealer Manager or the Advisor in connection with this offering, a material breach by us, the Dealer Manager or the Advisor of any of the representations, warranties or agreements in the selected dealer agreement, a material breach by us or the Dealer Manager of any of the representations, warranties or agreements in the dealer manager agreement, or any willful misconduct, fraud or gross negligence by us, the Dealer Manager or the Advisor in the performance of or failure to perform its obligations under the selected dealer agreement.

N.	Engagement Letter with a Participating Broker-Dealer
On May 1, 2018, we entered into an engagement letter with a broker-dealer for certain financial advisory services related to our debt strategy in exchange for an advisory fee of $500,000. This broker-dealer is also a participating broker-dealer in this offering and as such, the advisory fee will count as underwriting compensation with respect to this primary offering under applicable FINRA rules regarding payments to participating broker-dealers. In addition, such underwriting compensation may not exceed 10% of the aggregate purchase price of all shares sold in the primary offering and will reduce the maximum other forms of underwriting compensation disclosed in the section of the Prospectus entitled “Plan of Distribution—Underwriting Compensation.”

O.	Eligibility for Class I Shares
The following disclosure regarding Class I share eligibility replaces the similar disclosure in the “Plan of Distribution” section of the Prospectus and all similar disclosure in the Prospectus.
Class I shares are available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from us or the Dealer Manager, (7) by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor and the Advisor’s product specialists or other affiliates of the Advisor and their immediate family members, our product specialists and their affiliates and, if approved by our board of directors, joint venture partners, consultants and other service providers, (8) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers and (9) by any other categories of purchasers that we name in an amendment or supplement to this prospectus.

P.	Amended and Restated Share Redemption Program
Our board of directors adopted an amended and restated share redemption program, effective as of October 13, 2017. In order to reflect the changes, the following disclosure updates the “Description of Capital Stock-Share Redemption Program—Redemption Limitations” and “Description of Capital Stock—Share Redemption Program—Early Redemption Deduction” sections of the Prospectus and all similar disclosure in the Prospectus.
Redemption Limitations
We may redeem fewer shares than have been requested in any particular month to be redeemed under this share redemption program, or none at all, in our discretion at any time. The total amount of aggregate redemptions of Class E, Class T, Class S, Class D, and Class I shares (based on the price at which the shares are redeemed) will be limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares (based on the price at which the shares are redeemed) equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares (based on the price at which the shares are redeemed) over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, which in the second and third months of a quarter could be less than 2% of the NAV of such share class.  In the event that we determine to redeem some but not all of the shares submitted for redemption during any month, shares redeemed at the end of the month will be redeemed on a pro rata basis. Even if the class-specific allocations are exceeded for a class, the program may offer such class additional capacity under the aggregate program limits. Redemptions and pro rata treatment, if necessary, will first be applied within the class-specific limits and then applied on an aggregate basis in a second step. All unsatisfied redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of this share redemption program, as applicable.
For both the aggregate and class-specific allocations described above, (i) provided that this share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month and (ii) provided that this share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below).
We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term “net redemptions” means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). Net redemptions for the class-specific allocations will be based only on the capital inflows and outflows of that class, while net redemptions for the overall program limits would be based on capital inflows and outflows of all classes. Thus, for any given calendar quarter, the maximum amount of redemptions during that quarter will be equal to (1) 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter, plus (2) proceeds from sales of new shares in this offering (including purchases pursuant to our distribution reinvestment plan) and the Class E distribution reinvestment plan offering since the beginning of the current calendar quarter. The same would apply for a given month, except that redemptions in a month would be subject to the 2% limit described above (subject to potential carry-over capacity), and netting would be measured on a monthly basis. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to “gross redemptions,” i.e., without netting against capital inflows, rather than to net redemptions. If redemptions for a given month or quarter are measured on a gross basis rather than on a net basis, the redemption limitations could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter. In order for our board of directors to change the application of the allocations and limitations from net redemptions to gross redemptions or vice versa, we will provide notice to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply.

The determination to measure redemptions on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.
If the Transaction Price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.
Should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, we may choose to redeem fewer shares in any particular month than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate our share redemption program if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 2% monthly or 5% quarterly limitations on redemptions, to and suspensions of this share redemption program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act of 1933, as amended) or special or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend this share redemption program due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are redeemed. Once this share redemption program is suspended, our board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again.
Early Redemption Deduction
There is no minimum holding period for shares of our common stock and stockholders can request that we redeem their shares at any time. However, subject to limited exceptions, shares that have not been outstanding for at least one year will be redeemed at 95% of the Transaction Price (the “Early Redemption Deduction”).
The Early Redemption Deduction will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the Early Redemption Deduction in the following circumstances:

•	redemptions resulting from death or qualifying disability;

•	in the event that a stockholder’s shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance; or

•	with respect to shares purchased through our distribution reinvestment plan.
In addition, the Early Redemption Deduction may not apply to transactions initiated by the trustee or adviser to a donor-advised charitable gift fund, collective trust fund, common trust fund, fund of fund(s) or other institutional accounts, strategy funds or programs if management determines, in its sole discretion, such account, fund or program has an investment strategy or policy that is reasonably likely to control short-term trading. Further, shares of our common stock may be sold to certain employer sponsored plans, bank or trust company accounts and accounts of certain financial institutions or intermediaries for which we may not apply the Early Redemption Deduction to underlying stockholders, often because of administrative or systems limitations. The Early Redemption Deduction shall also not apply to shares taken by our Advisor in lieu of fees or expense reimbursements under the Advisory Agreement.
The Early Redemption Deduction will also not apply in certain situations following the departure of certain key persons to our company, unless replaced as described below. The currently designated key persons are John A. Blumberg, Richard D. Kincaid, Dwight L. Merriman III, Gregory M. Moran and any individual appointed by a majority of our independent directors to replace such key persons as described below. If two or more of such key persons have died, resigned, been removed, become disabled (meaning the earlier of (a) the date on which a key person’s healthcare provider states in writing that that such key person will be unable, or can reasonably be expected to be unable, to perform the essential functions of his/her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness or injury for a period of at least 60 consecutive days, or (b) the 60th consecutive day in which such key person has actually been unable to perform the essential functions of his/her regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness or injury), or are otherwise unable or unwilling to exercise the authority and discharge those day-to-day management responsibilities with respect to our company as are currently exercised and discharged by such key persons, and our independent directors have not, within 60 days of such situations having arisen with respect to two more of such key persons, approved the appointment of one or more replacements who will fulfill substantially all of the duties of at least all but one of such key persons (meaning one key person position may remain unfilled for longer than 60 days) (a “Key Man Triggering Event”), then the Early Redemption Deduction will be waived with respect to all shares purchased prior to the expiration of five business days after the public disclosure of the occurrence of such Key Man

Triggering Event (“Exempt Shares”) from the time the Key Man Triggering Event is publicly disclosed until the completion of three full calendar months; provided, that if not all properly submitted redemption requests are satisfied during such three full calendar months, then such Early Redemption Deduction waiver for Exempt Shares will continue until there has been a subsequent calendar month in which all properly submitted redemption requests were satisfied. We will publicly disclose a Key Man Triggering Event and the associated waiver of the Early Redemption Deduction promptly upon its occurrence, and also promptly publicly disclose when the associated waiver of the Early Redemption Deduction has ended. Any such public disclosure will be made to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website.
From time to time, our board of directors may also authorize waivers of the Early Redemption Deduction for specified periods of time with respect to future redemptions for all investors upon the occurrence of specific circumstances other than personal circumstances (e.g. significant corporate changes, natural disasters) that it determines, in its sole discretion, do not raise concerns over short-term trading. Any such waivers will be publicly disclosed promptly following their approval. Any such waivers will apply to all investors and apply on a prospective basis only, and will remain effective for at least three full calendar months. Any such public disclosure will be made to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website.
As set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares resulting from the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.
Furthermore, as set forth above, we may waive the Early Redemption Deduction in respect of redemption of shares held by a stockholder who is a natural person who is deemed to have a qualifying disability (as such term is defined in Section 72(m)(7) of the Code), subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written redemption request within 18 months of the initial determination of the stockholder’s disability in order for the stockholder to rely on any of the waivers described above that may be granted in the event of the disability of a stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

Q.	Lease Termination
On May 21, 2018, TRT 1100 Campus Road LLC, one of our wholly-owned subsidiaries, entered into a lease termination agreement (the “Termination Agreement”) with the tenant at our Campus Road Office Center property located in Princeton, New Jersey, effective as of April 30, 2019 (the “Termination Date”). Under the Termination Agreement, the tenant will pay $14.0 million in consideration, which we expect to receive in the second quarter of 2018. In accordance with accounting principles generally accepted in the U.S., we will recognize this payment as rental revenue on a straight-line basis through the Termination Date. Accordingly, we expect this to have a meaningful impact on earnings over the period this payment is recognized. On May 8, 2018, TRT 1100 Campus Road LLC entered into a long-term lease agreement with a new tenant to occupy the Campus Road Office Center, which will commence no earlier than May 1, 2019.

R.	Amendment and Renewal of Advisory Agreement
On June 21, 2018, we, the Operating Partnership and the Advisor renewed and amended the Twelfth Advisory Agreement by entering into the Amended and Restated Advisory Agreement 2018, effective as of June 30, 2018, and renewed through June 30, 2019 (the “2018 Advisory Agreement”). In addition, the 2018 Advisory Agreement contains amendments relating to presentation and allocation of investment opportunities by the Advisor. Specifically, as amended, if the Advisor or its affiliates thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as us, it shall be the duty of our directors (including the independent directors) to ensure that the Advisor and its affiliates follow an allocation method that is reasonable and fairly applied. The Advisor shall provide the information necessary for the directors to make this determination. Further, as amended, the Advisor is required to use commercially reasonable efforts to present a continuing and suitable investment program to us which is consistent with our investment policies and objectives, but neither the Advisor nor any affiliate of the Advisor is obligated generally to present any particular investment opportunity to us even if the opportunity is of a character that, if presented to us, could be taken by us. In the event an investment opportunity is identified, the allocation procedure set forth in our prospectus (as such procedures may be amended from time to time) shall govern the allocation of the opportunity between us and affiliates of the Advisor. The parties to the agreement acknowledge that the Advisor may provide advice and render services to persons that will compete with us for investments.

S.	Real Properties
As of June 30, 2018, we owned and managed a real estate portfolio that included 48 properties totaling approximately 7.6 million square feet located in 19 markets throughout the U.S., with 481 tenants.
Portfolio Overview and Market Diversification. As of June 30, 2018, the average effective annual rent of our total real estate portfolio (calculated by dividing total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis), by total occupied square footage) was approximately $20.11 per square foot. The following table summarizes certain operating metrics of our portfolio by market and by segment as of June 30, 2018:

($ and square feet in thousands)	Number of Properties	Investment in Real Estate Properties	% of Gross Investment Amount	Rentable Square Feet	% of Total Rentable Square Feet	% Leased (1)
Office properties:
Metro New York	1	$234,234	11.8%	594	7.9%	69.1%
Austin	3	158,291	7.9	585	7.7	92.2
San Francisco	1	125,675	6.3	263	3.4	84.0
Denver	1	84,379	4.2	262	3.4	81.3
South Florida	2	82,787	4.2	363	4.8	83.3
East Bay	1	82,726	4.2	207	2.7	35.1
Washington, DC	1	71,345	3.6	126	1.6	97.6
Princeton	1	53,079	2.7	167	2.2	100.0
Philadelphia	1	47,396	2.4	174	2.3	88.6
Dallas	1	39,461	2.0	155	2.0	93.3
Minneapolis/St Paul	1	29,528	1.5	107	1.4	100.0
Total office properties	14	1,008,901	50.8	3,003	39.4	81.7

Retail properties:
Greater Boston	22	515,067	25.9	2,074	27.1	94.0
South Florida	2	106,853	5.4	206	2.7	98.4
Washington, DC	1	62,883	3.2	233	3.0	100.0
Metro New York	1	58,853	3.0	226	3.0	96.1
Raleigh	1	45,876	2.3	141	1.8	100.0
Tulsa	1	34,135	1.7	101	1.3	100.0
San Antonio	1	32,712	1.6	161	2.1	88.7
Jacksonville	1	13,743	0.7	73	1.0	94.0
Total retail properties	30	870,122	43.8	3,215	42.0	95.1

Industrial properties:
Houston	1	37,620	1.9	352	4.6	90.3
Central Kentucky	1	30,840	1.5	727	9.5	100.0
Las Vegas	1	24,671	1.2	248	3.2	100.0
East Bay	1	16,899	0.8	96	1.3	100.0
Total industrial properties	4	110,030	5.4	1,423	18.6	97.6

Total real estate portfolio	48	$1,989,053	100.0%	7,641	100.0%	90.3%

(1)	Percentage leased is based on executed leases as of June 30, 2018.
Lease Terms. Lease terms typically range from one to 10 years, and often include renewal options. Most of our leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person.
Lease Expirations. As of June 30, 2018, the weighted-average remaining term of our total leased portfolio was approximately 5.2 years, based on annualized base rent and leased square footage, excluding renewal options. The following table summarizes the lease expirations of our leased portfolio for leases in place as of June 30, 2018, without giving effect to the exercise of renewal options or termination rights, if any:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent (1)	Leased Square Feet	% of Total Leased Square Feet
Remainder of 2018	45	$3,774	2.7%	143	2.1%
2019	85	19,394	14.0	721	10.4
2020	112	20,433	14.8	907	13.1
2021	76	16,701	12.1	1,239	18.0
2022	68	14,515	10.5	777	11.3
2023	64	17,735	12.8	790	11.4
2024	34	8,156	5.9	384	5.6
2025	28	5,897	4.3	379	5.5
2026	21	3,998	2.9	226	3.3
2027	15	5,410	3.9	444	6.4
Thereafter	39	22,491	16.1	890	12.9
Total leased	587	$138,504	100.0%	6,900	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of June 30, 2018, multiplied by 12.
Tenant Diversification. We believe that the tenant base that occupies our real estate portfolio is generally stable and well-diversified. As of June 30, 2018, there were no tenants that represented more than 10.0% of total annualized base rent and only two tenants that each represented more than 10.0% of total leased square feet. The following table reflects our 10 largest tenants, based on annualized base rent, which occupied a combined 2.9 million square feet as of June 30, 2018:

($ and square feet in thousands)	Number of Locations (1)	Annualized Base Rent (2)	% of Total Annualized Base Rent (2)	Square Feet	% of Total Leased Square Feet
Stop & Shop	12	$13,362	9.6%	777	11.3%
Novo Nordisk	1	4,816	3.5	167	2.4
Mizuho Bank Ltd.	1	4,497	3.2	116	1.7
Seton Health Care	1	4,339	3.1	156	2.3
Amazon.com	2	3,645	2.6	975	14.2
WeWork LLC	1	3,403	2.5	70	1.0
I.A.M. National Pension Fund	3	3,207	2.3	63	0.9
Shaw’s Supermarket	1	3,037	2.2	181	2.6
Citco Fund Services	6	3,021	2.2	70	1.0
TJX Companies	1	2,832	2.0	287	4.2
Total	29	$46,159	33.2%	2,862	41.6%

(1)	Reflects the number of properties for which the tenant has at least one lease in-place.

(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of June 30, 2018, multiplied by 12.
The majority of our tenants do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective tenants based on financial, operating and business plan information that such prospective tenants provide to us, as well as other market, industry, and economic information that is generally publicly available. As a result of this assessment, we may require that the tenant enhance their credit by providing us with security deposits, letters of credit from established financial institutions, or personal or corporate guarantees. Tenant creditworthiness often influences the amount of upfront tenant improvements, lease incentives, concessions or other leasing costs we may invest in a tenant lease.
Industry Diversification. As of June 30, 2018, our consolidated operating real properties had leases with 481 tenants. We intend to maintain a well-diversified mix of tenants to limit our exposure to any single tenant or industry. Our diversified investment strategy inherently provides for tenant diversity, and we continue to monitor our exposure relative to our larger tenant industry sectors. The table below illustrates the diversification of our portfolio by industry classifications of our tenants as of June 30, 2018:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Annualized Base Rent	Leased Square Feet	% of Leased Square Feet
Food and Beverage Stores	37	$22,043	15.9%	1,419	20.6%
Professional, Scientific and Technical Services	98	21,446	15.5	659	9.6
Credit Intermediation and Related Activities	35	10,484	7.6	271	3.9
Funds, Trusts and Other Financial Vehicles	7	6,971	5.0	156	2.3
Food Services and Drinking Places	71	6,554	4.7	207	3.0
Rental and Leasing Services	5	4,959	3.6	117	1.7
Hospitals	2	4,948	3.6	171	2.5
Chemical Manufacturing	1	4,816	3.5	167	2.4
Clothing and Clothing Accessories Stores	19	4,356	3.1	324	4.7
Ambulatory Health Care Services	43	3,750	2.7	143	2.1
Other	269	48,177	34.8	3,266	47.2
Total	587	$138,504	100.0%	6,900	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of June 30, 2018, multiplied by 12.
Debt Obligations. Our consolidated indebtedness is currently comprised of borrowings under our line of credit, term loan and mortgage note debt. As of June 30, 2018, we had approximately $1.0 billion of consolidated indebtedness with a weighted-average interest rate of 3.92%, which includes the effects of the interest rate swap agreements. The weighted-average remaining term of our consolidated debt as of June 30, 2018 was 2.4 years, excluding extension options. The total gross book value of properties encumbered by our consolidated debt as of June 30, 2018 was approximately $593.1 million.

T.	Selected Information Regarding our Operations
Selected Financial Data
The following table presents selected financial data relating to our historical financial condition and results of operations for six months ended June 30, 2018 and 2017, as well as each of the five years ended December 31, 2017. The selected historical consolidated financial information presented below has been derived from our consolidated financial statements. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes thereto, you should read it in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and six months ended June 30, 2018, which is included in this Supplement, and the year ended December 31, 2017, which is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference (“2017 Form 10-K”).

(in thousands, except per share data, building count and number of tenants)	For the Six Months Ended June 30,		For the Year Ended December 31,
	2018	2017	2017 (1)	2016 (1)	2015 (1)	2014 (1)	2013 (1)
Operating data:
Total revenues	$91,260	$103,004	$197,346	$216,170	$225,200	$231,597	$217,777
Total operating expenses	$78,231	$83,069	$(158,238)	$(173,343)	$(181,275)	$(177,723)	$(158,876)
Total other (expenses) income	$(11,418)	$(9,693)	$40,290	$12,221	$87,734	$(19,880)	$(2,431)
Net income	$1,611	$10,242	$79,398	$55,048	$131,659	$33,994	$56,470
Net income attributable to common stockholders	$1,480	$8,466	$72,216	$49,976	$124,255	$29,192	$52,468
Net income per common share—basic and diluted	$0.01	$0.06	$0.51	$0.31	$0.70	$0.16	$0.29
Weighted-average shares outstanding—basic	128,149	147,577	142,349	159,648	175,938	178,273	178,196
Weighted-average shares outstanding—diluted	139,337	159,551	154,156	172,046	188,789	190,991	191,932
Distributions:
Total distributions declared on common stock	$23,875	$26,312	$50,858	$57,040	$62,900	$62,236	$62,330
Weighted-average distributions declared per common share	$0.1863	$0.1782	$0.3571	$0.3571	$0.3582	$0.3492	$0.3499
FFO (2):
Reconciliation of net income to FFO:
Net income attributable to common stockholders	$1,480	$8,466	$72,216	$49,976	$124,255	$29,192	$52,468
Total NAREIT-defined adjustments (3)	$20,785	$26,337	$(11,779)	$34,320	$(42,085)	$56,054	$32,748
FFO attributable to OP Units	$1,948	$2,823	$4,995	$6,546	$6,001	$6,077	$6,575
FFO	$24,213	$37,626	$65,432	$90,842	$88,171	$91,323	$91,791
Cash flow data: (4)
Net cash provided by operating activities	$38,016	$30,209	$58,920	$87,370	$103,110	$86,390	$81,586
Net cash provided by (used in) investing activities	$11,123	$19,990	$106,456	$113,201	$71,742	$(12,692)	$70,506
Net cash used in financing activities	$(48,116)	$(58,823)	$(167,506)	$(213,588)	$(182,602)	$(82,113)	$(171,604)
		As of June 30, 2018	As of December 31,
			2017 (1)	2016 (1)	2015 (1)	2014 (1)	2013 (1)
Balance sheet data:
Net investment in real estate properties		$1,510,580	$1,540,270	$1,711,411	$1,874,217	$1,929,426	$1,924,642
Cash and cash equivalents		$12,603	$10,475	$13,864	$15,769	$14,461	$24,778
Total assets (5)		$1,588,329	$1,608,106	$1,783,728	$1,960,891	$2,140,628	$2,294,724
Debt, net (5)		$1,022,168	$1,012,108	$1,048,801	$1,097,769	$1,191,675	$1,313,822
Total liabilities		$1,151,334	$1,115,380	$1,175,637	$1,234,940	$1,376,648	$1,489,713
Total stockholders’ equity		$352,858	$405,869	$516,343	$628,805	$684,317	$713,105
Shares outstanding		127,979	132,466	150,636	164,124	178,400	176,007
Portfolio data:
Total number of properties		48	48	55	60	68	82
Total rentable square feet		7,641	7,560	8,971	10,133	11,871	15,250
Total number of tenants		481	471	520	550	475	450

(1)
Historically, we had been focused on selling certain non-strategic office and retail assets in order to help us increase our current allocation to industrial real estate assets and liquidity to pursue new investment opportunities. As such, our year-over-year financial data is not directly comparable.

(2)	Refer to “Additional Measures of Performance” for the definition of FFO, as well as a detailed reconciliation of our GAAP net income to FFO.

(3)	Included in our NAREIT-defined adjustments are real estate-related depreciation and amortization, impairment of depreciable real estate, and gains or losses on sales of assets.

(4)
Pursuant to new accounting guidance that became effective January 1, 2018, restricted cash is now included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. All prior year periods shown have been updated to conform to the new presentation.

(5)
Pursuant to new accounting guidance that became effective January 1, 2017, debt issuance costs are now recorded as a liability, offsetting the debt balance. As such, prior period amounts have been reclassified to conform to the current period’s presentation.

Historical Fund-Level Expenses
During the six months ended June 30, 2018 and the year ended December 31, 2017, we incurred certain fund-level expenses at an annualized rate equal to approximately 2.74% and 2.31%, respectively, of our average NAV over the respective periods. Such fund-level expenses comprised (i) an advisory fee equal to an annualized 1.38% and 1.15%, respectively, of our average NAV over the respective periods, which included a 0.26% performance fee accrued for the six months ended June 30, 2018 and no such fee for the year ended December 31, 2017, (ii) general and administrative expenses equal to an annualized 0.92% and 0.80%, respectively, of our average NAV over the respective periods and (iii) organizational and offering costs equal to an annualized 0.44% and 0.36%, respectively, of our average NAV over the respective periods. Said differently, for each $1,000 in net proceeds that we received from the sale of shares after deducting upfront fees and commissions, we incurred approximately $27 and $23 in these fund-level expenses during the six months June 30, 2018 (on an annualized basis) and the year ended December 31, 2017, respectively.
The information above should not be considered a representation of future fund-level expenses, which are dependent on a number of factors, including but not limited to our performance which affects the performance fee that we pay. From time to time we may change the fees and expense reimbursements we pay to our Advisor and Dealer Manager. For example, in connection with the Restructuring on September 1, 2017, we revised certain fees and expense reimbursements payable to our Advisor and Dealer Manager. In addition, investors in this offering may also be subject to upfront selling commissions and dealer manager fees, and ongoing distribution fees.  Furthermore, we incur other investment-related expenses not included in the paragraph above such as, but not limited to, interest expense from borrowings and investment and property-level expenses (e.g. real estate taxes, property insurance and other real estate operating expenses).  See “The Advisor and the Advisory Agreement-Summary of Fees, Commissions and Reimbursements” in the Prospectus for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.
Distributions
Our board of directors authorized a monthly distribution of $0.03125 per share of common stock, subject to adjustment for class-specific fees, for each of the months ending January 31, 2018, February 28, 2018, March 31, 2018, April 30, 2018, May 31, 2018, June 30, 2018, July 31, 2018, August 31, 2018 and September 30, 2018, an increase from the prior monthly distribution of $0.03000 per share, subject to adjustment for class-specific expenses. Our board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distributions were paid, or will be paid, on or about the last business day of each respective month to stockholders of record as of the close of business on the last business day of each respective month.
Our board of directors authorized quarterly distributions for our stockholders equal to $0.09000 per share for each quarter of 2016 and for the first two quarters of 2017, subject to adjustment for class-specific fees. We paid these distributions on April 18, 2016, July 18, 2016, October 18, 2016, January 17, 2017, April 17, 2017 and July 17, 2017. Beginning in the third quarter of 2017, our board of directors authorized monthly distributions for our stockholders equal to $0.03000 per share. During the fourth quarter of 2017, we paid the October, November and December distributions on November 1, 2017, December 1, 2017 and January 2, 2018, respectively.
 The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	Amount						Source of Distributions				Total Cash Flows from Operating Activities
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash (2)		Reinvested in Shares		Total Distributions	Cash Flows from Operating Activities (3)		Borrowings
2018
March 31	$0.09375	$8,367	63.6%	$4,789	36.4%	$13,156	$9,282	70.6%	$3,874	29.4%	9,282
June 30	0.09375	8,358	64.0	4,710	36.0	13,068	13,068	100.0	—	—	28,734
Total	$0.18750	$16,725	63.8%	$9,499	36.2%	$26,224	$22,350	85.2%	$3,874	14.8%	38,016
2017
March 31	$0.09000	$9,539	65.3%	$5,076	34.7%	$14,615	$14,615	100.0%	$—	—%	17,422
June 30	0.09000	9,327	65.5	4,920	34.5	14,247	12,787	89.8	1,460	10.2	12,787
September 30	0.09000	8,744	63.9	4,937	36.1	13,681	13,681	100.0	—	—	18,545
December 31	0.09000	8,373	63.7	4,775	36.3	13,148	10,166	77.3	2,982	22.7	10,166
Total	$0.36000	$35,983	64.6%	$19,708	35.4%	$55,691	$51,249	92.0%	$4,442	8.0%	58,920

(1)	Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees.

(2)
Includes other cash distributions consisting of: (i) distributions paid to OP Unit holders; (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares.

(3)
Pursuant to new accounting guidance that became effective January 1, 2018, restricted cash is now included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. All prior year periods shown have been updated to conform to the new presentation.

For the three months ended June 30, 2018 and 2017, our FFO was $13.0 million, or 99.4% of our total distributions, and $17.9 million, or 125.8% of our total distributions, respectively. For the six months ended June 30, 2018 and 2017, our FFO was $24.2 million, or 92.3% of our total distributions, and $37.6 million, or 130.4% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Additional Measures of Performance” below for the definition of FFO, as well as a detailed reconciliation of our GAAP net income to FFO.
Redemptions. Below is a summary of redemptions and repurchases pursuant to our share redemption program and self-tender offers for the six months ended June 30, 2018 and 2017. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Six Months Ended June 30,
(in thousands, except for per share data)	2018	2017
Number of shares requested for redemption or repurchase	13,670	13,520
Number of shares redeemed or repurchased	13,670	13,520
% of shares requested that were redeemed or repurchased	100.0%	100.0%
Average redemption or repurchase price per share	$7.45	$7.50
We funded these redemptions from borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: operating cash flows in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings.
ADDITIONAL MEASURES OF PERFORMANCE
Net Income and NOI
We define NOI as GAAP rental revenues less GAAP rental expenses. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, acquisition expenses, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. Refer to “Results of Operations—Results for the Three and Six Months Ended June 30, 2018 Compared to Same Period in 2017” below for a reconciliation of our GAAP net loss to NOI for the three and six months ended June 30, 2018 and 2017.
Funds From Operations (“FFO”)
We believe that FFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, this supplemental, non-GAAP measure should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.

FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.
The following unaudited table presents a reconciliation of GAAP net income to NAREIT FFO:

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands, except per share data)	2018	2017	2017	2016	2015	2014	2013
GAAP net income attributable to common stockholders	$1,480	$8,466	$72,216	$49,976	$124,255	$29,192	$52,468
GAAP net income per common share—basic and diluted	$0.01	$0.06	$0.51	$0.31	$0.70	$0.16	$0.29
Reconciliation of GAAP net income to NAREIT FFO:
GAAP net income attributable to common stockholders	$1,480	$8,466	$72,216	$49,976	$124,255	$29,192	$52,468
Real estate-related depreciation and amortization	28,241	36,734	68,070	80,105	83,114	88,994	108,191
Gain on sale of real estate property	6,800	1,116	(83,057)	(45,660)	(134,218)	(40,592)	(74,306)
Impairment of real estate property	(12,434)	(10,352)	1,116	2,677	8,124	9,500	2,600
Noncontrolling interests’ share of net income	131	1,776	7,182	5,072	7,404	4,802	4,002
Noncontrolling interests’ share of NAREIT FFO	(1,953)	(2,937)	(5,090)	(7,874)	(6,509)	(6,650)	(7,739)
NAREIT FFO attributable to common stockholders	22,265	34,803	60,437	84,296	82,170	85,246	85,216
NAREIT FFO attributable to OP Units	1,948	2,823	4,995	6,546	6,001	6,077	6,575
NAREIT FFO	$24,213	$37,626	$65,432	$90,842	$88,171	$91,323	$91,791

Weighted-average shares outstanding—basic	128,149	147,577	142,349	159,648	175,938	178,273	178,196
Weighted-average shares outstanding—diluted	139,337	159,551	154,156	172,046	188,789	190,991	191,932

NAREIT FFO per common share—basic and diluted	$0.17	$0.24	$0.42	$0.53	$0.47	$0.48	$0.48

U.	Fees and Expenses Payable to Our Advisor, Our Dealer Manager and Their Affiliates
The following table summarizes fees and expenses incurred by us for services provided by the Advisor and its affiliates, and any related amounts payable. Refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information regarding these fees and expenses.

(in thousands)	For the Six Months Ended June 30, 2018	Payable as of June 30, 2018	For the Year Ended December 31, 2017	Payable as of December 31, 2017
Upfront selling commissions	$423	$—	$34	$—
Dealer manager fees (1)(2)	—	—	306	—
Ongoing distribution fees (2)	148	37	108	15
Advisory fees (3)	7,164	2,328	13,191	954
Advisory fees related to the disposition of real properties (4)	—	—	1,763	—
Other expense reimbursements—Advisor (5)(6)	4,390	885	8,393	1,988
Other expense reimbursements—Dealer Manager	432	—	401	—
DST Program advisory fees	91	—	94	—
DST Program selling commissions	437	—	466	—
DST Program dealer manager fees	131	—	143	—
DST Program other reimbursements—Dealer Manager	37	—	137	—
Total	$13,253	$3,250	$25,036	$2,957

(1)	Includes upfront dealer manager fees, as well as ongoing dealer manager fees that were paid under the Dealer Manager Agreement in effect prior to September 1, 2017.

(2)
The distribution fees accrue daily and are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amount payable was approximately $4.2 million and $1.9 million as of June 30, 2018 and December 31, 2017, respectively. Prior to September 1, 2017, the future estimated amounts payable included ongoing dealer manager fees.

(3)
Amount for the six months ended June 30, 2018 and for the year ended December 31, 2017 includes approximately $0.3 million and $0.7 million, respectively, that we were not obligated to pay in consideration of the issuance of Company RSUs to the Advisor.

(4)
Amount for the year ended December 31, 2017 includes approximately $1.7 million in gain on sale of real property. For the year ended December 31, 2017, we paid the Advisor approximately $1.4 million in consideration for disposition services rendered prior to September 1, 2017 and for which the Advisor had not otherwise been paid a fee, approximately $1.2 million of which relates to gain on sale of real property and approximately $0.2 million remains deferred until the occurrence of future dispositions. Additionally, amount includes approximately $45,000 paid to the Advisor for advisory fees associated with the disposition of real properties during the year ended December 31, 2017. Pursuant to the Advisory Agreement, effective September 1, 2017, the Advisor no longer receives disposition fees.

(5)
Amount includes approximately $3.6 million for the six months ended June 30, 2018 and $6.6 million for the year ended December 31, 2017 related to the reimbursement of a portion of the salary, bonus and benefits for employees of the Advisor, including our named executive officers, for services provided to us for which the Advisor does not otherwise receive a separate fee. A portion of compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by us. We show these as reimbursements to the Advisor to the same extent that we recognize the related share-based compensation on our consolidated statements of income. The balance of such reimbursements is made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs, which are included in general and administrative expenses on the consolidated statements of income. As of the Restructuring Date, we no longer reimburse salary, bonus and benefits of our named executive officers. However, we reimbursed the Advisor for bonuses of our named executive offers for services provided to us prior to the Restructuring Date upon the final determination and payment of such bonuses to our named executive officers during the first quarter of 2018.

(6)	Includes costs reimbursed to the Advisor related to the DST Program.

V.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
OVERVIEW
General
Black Creek Diversified Property Fund Inc. is a NAV-based perpetual life REIT that was formed on April 11, 2005, as a Maryland corporation. We are primarily focused on investing in and operating a diverse portfolio of real property. As of June 30, 2018, we owned and managed a real estate portfolio that included 48 properties totaling approximately 7.6 million square feet located in 19 markets throughout the U.S., with 481 tenants.
We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through the Operating Partnership.
As a NAV-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. During the six months ended June 30, 2018, we raised $59.2 million from the sale of common stock in our ongoing public primary offering and $9.5 million from the sale of common stock under our distribution reinvestment plan. See “Note 5 to the Condensed Consolidated Financial Statements” included in Section AA of this Supplement for more information about our public offerings.
We currently operate in three reportable segments: office, retail and industrial. The following table summarizes our real estate portfolio by segment as of June 30, 2018:

($ and square feet in thousands)	Number of Markets (1)	Number of Properties	Rentable Square Feet	% Leased	Aggregate Fair Value	% of Aggregate Fair Value
Office properties	11	14	3,003	81.7%	$1,094,400	53.0%
Retail properties	8	30	3,215	95.1	864,500	41.9
Industrial properties	4	4	1,423	97.6	106,200	5.1
Total real estate portfolio	19	48	7,641	90.3%	$2,065,100	100.0%

(1)
Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.

We will continue to focus our investment activities on expanding a high-quality, diversified real estate portfolio throughout the U.S. Although we generally target investments in four primary property categories (office, retail, industrial and multifamily), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities. Our near-term, investment strategy is likely to prioritize new investments in the industrial and multifamily sectors due to attractive fundamental conditions. We have been focused on selling certain non-strategic office and retail assets. The disposition of these properties has helped us to increase our current allocation to industrial real estate assets and liquidity to pursue new investment opportunities. However, there can be no assurance that we will be successful in this investment strategy, including with respect to any particular asset class. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, student housing and unimproved land. We currently do not intend in investing in these other types of real estate.
To provide diversification to our portfolio, we have invested and may continue to invest in real estate-related debt, which will generally include mortgage loans secured by real estate, mezzanine debt and other related investments. Any investments in real estate-related securities generally will focus on equity issued by public and private real estate companies and certain other securities, with the primary goal of such investments being the preservation of liquidity in support of our share redemption program.

Net Asset Value
Our board of directors, including a majority of our independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. One fundamental element of the valuation process, the valuation of our real property portfolio, is managed by Altus Group U.S., Inc., an independent valuation firm (the “Independent Valuation Firm”) approved by our board of directors, including a majority of our independent directors. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions (as needed, but at least once per year as part of their annual review, described below). Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor to their individual valuations, the final estimated values of our real properties or certain other assets and liabilities are determined by the Independent Valuation Firm or other pricing source. Our Independent Valuation Firm is available to meet with our board of directors to review valuation information as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate. Every month our senior management team and Altus hold a NAV committee meeting to review the prior month’s adjustments to NAV and discuss any possible changes to the NAV policies and procedures which may be recommended to the board of directors. The information reviewed by this committee is summarized for the audit committee. At least once each calendar year, our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm provides the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm.
The following table sets forth the components of NAV for the Company as of June 30, 2018 and March 31, 2018. As used below, “Fund Interests” means our Class T shares, Class S shares, Class D shares, Class I shares, and Class E shares, along with the OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

	As of
(in thousands)	June 30, 2018	March 31, 2018
Office properties	$1,094,400	$1,160,050
Retail properties	864,500	861,950
Industrial properties	106,200	65,700
Total investments	$2,065,100	$2,087,700
Cash and other assets, net of other liabilities	2,152	15,807
Debt obligations	(1,026,289)	(1,062,175)
Aggregate Fund NAV	$1,040,963	$1,041,332
Total Fund Interests outstanding	139,061	139,604
The following table shows the NAV per Fund Interest as of June 30, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of June 30, 2018
Monthly NAV	$1,040,963	$17,274	$30,804	$18,393	$261,952	$629,584	$82,956
Fund Interests outstanding	139,061	2,308	4,115	2,457	34,994	84,105	11,082
NAV Per Fund Interest	$7.49	$7.49	$7.49	$7.49	$7.49	$7.49	$7.49
When the fair value of our real estate assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value principles detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit.

Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, the valuation of our real estate assets, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Firm on a monthly basis. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. In addition, we value our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Other examples that will cause our NAV to differ from our GAAP net book value include the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV. Third party appraisers may value our individual real estate assets using appraisal standards that deviate from fair value standards under GAAP. The use of such appraisal standards may cause our NAV to deviate from GAAP fair value principles. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of June 30, 2018, we estimated approximately $4.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program, our ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.
Please note that our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.
The valuation for our real properties as of June 30, 2018 was provided by the independent valuation firm in accordance with our valuation procedures and determined starting with the appraised value. The aggregate real property valuation of $2.1 billion compares to a GAAP basis of real properties (net of intangible lease liabilities and before accumulated amortization and depreciation) of $1.90 billion, representing an increase of approximately $161.9 million or 8.5%. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted averages by property type.

	Office	Retail	Industrial	Weighted-Average Basis
Exit capitalization rate	6.36%	6.49%	6.15%	6.40%
Discount rate / internal rate of return (“IRR”)	7.16%	7.01%	7.27%	7.10%
Annual market rent growth rate	3.09%	2.90%	2.82%	3.00%
Average holding period (years)	10.1	10.1	9.4	10.1
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.73%	2.38%	2.89%	2.59%
	0.25% increase	(2.52)%	(2.20)%	(2.65)%	(2.40)%
Discount rate (weighted-average)	0.25% decrease	2.06%	1.92%	1.85%	1.99%
	0.25% increase	(2.01)%	(1.88)%	(1.81)%	(1.94)%

The valuation of our debt obligations as of June 30, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the June 30, 2018 valuation was 3.88%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate rate of 0.25% would increase the fair value of our debt obligations by approximately 0.14%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.25%.
RESULTS OF OPERATIONS
Summary of 2018 Activities
During the six months ended June 30, 2018, we completed the following activities:

•	Our NAV increased from $7.41 per share as of December 31, 2017 to $7.49 per share as of June 30, 2018.

•	We acquired one industrial property comprising 0.4 million square feet for an aggregate purchase price of $37.5 million.

•
We sold one office property located in Fayetteville, Arkansas and one building from a two-building office property located in Dublin, California aggregating 0.3 million square feet for net proceeds of $64.1 million.

•
As of June 30, 2018, our leverage ratio was approximately 49.5% of the fair value of our real property and debt-related investments (determined in accordance with our valuation procedures) inclusive of property and entity-level debt.

•
We leased 761,000 square feet, which included 336,000 square feet of new and 425,000 square feet of renewals. This leasing activity contributed to the increase in our real estate portfolio’s leased percentage from 87.0% as of December 31, 2017 to 90.3% as of June 30, 2018.

•
Tenant improvements and leasing commissions related to our new leases were approximately $15.6 million and $7.0 million, respectively, or $20.51 and $9.22 per square foot, respectively. Of these leases, 585,000 square feet were considered comparable leases, with average straight line rent growth of 14.3%, and tenant improvements and incentives of approximately $57.20 per square foot. Comparable leases comprise leases for which prior leases were in place for the same suite within twelve months of executing a new lease. Comparable leases must have terms of at least six months and the square footage of the suite occupied by the prior tenant cannot be more or less than 50% different from the size of the new lease’s suite.

•	We redeemed 13.7 million shares of common stock at a weighted-average purchase price of $7.45 per share for an aggregate amount of $101.8 million.

Results for the Three and Six Months Ended June 30, 2018 Compared to the Same Periods in 2017
The following table summarizes our results of operations for the three and six months ended June 30, 2018, as compared to the three and six months ended June 30, 2017. We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Other operating properties not meeting the same store criteria are reflected in the non-same store portfolio. The same store operating portfolio for the three month periods presented below reflect properties owned as of April 1, 2017 and for the six month periods presented below reflect properties owned as of January 1, 2017. Both same store operating portfolios for the three month and six month periods presented below include 45 properties totaling approximately 6.9 million square feet, which portfolio represented 90.9% of total rentable square feet as of June 30, 2018.

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
(in thousands)	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Rental revenues:
Same store properties	$45,136	$44,776	$360	0.8%	$88,507	$90,983	$(2,476)	(2.7)%
Non-same store properties	1,326	5,260	(3,934)	(74.8)	2,409	11,561	(9,152)	(79.2)
Total rental revenues	46,462	50,036	(3,574)	(7.1)	90,916	102,544	(11,628)	(11.3)
Rental expenses:
Same store properties	(14,581)	(14,798)	217	(1.5)	(29,806)	(30,079)	273	(0.9)
Non-same store properties	(712)	(1,763)	1,051	(59.6)	(1,317)	(3,925)	2,608	(66.4)
Total rental expenses	(15,293)	(16,561)	1,268	(7.7)	(31,123)	(34,004)	2,881	(8.5)
Net operating income:
Same store operating properties	30,555	29,978	577	1.9	58,701	60,904	(2,203)	(3.6)
Non-same store properties	614	3,497	(2,883)	(82.4)	1,092	7,636	(6,544)	(85.7)
Total net operating income	31,169	33,475	(2,306)	(6.9)	59,793	68,540	(8,747)	(12.8)
Other income and (expenses):
Debt-related income	171	229	(58)	(25.3)	344	460	(116)	(25.2)
Real estate-related depreciation and amortization	(14,428)	(18,798)	4,370	(23.2)	(28,241)	(36,734)	8,493	(23.1)
General and administrative expenses	(2,278)	(2,024)	(254)	12.5	(4,812)	(4,274)	(538)	12.6
Advisory fees, related party	(3,576)	(3,451)	(125)	3.6	(7,255)	(6,941)	(314)	4.5
Impairment of real estate property	—	(1,116)	1,116	(100.0)	(6,800)	(1,116)	(5,684)	509.3
Interest expense	(12,298)	(10,163)	(2,135)	21.0	(23,538)	(19,847)	(3,691)	18.6
Gain on sale of real estate property	12,434	10,352	2,082	20.1	12,434	10,352	2,082	20.1
Other expense	(192)	(89)	(103)	115.7	(314)	(198)	(116)	58.6
Total other expenses	(20,167)	(25,060)	4,893	(19.5)	(58,182)	(58,298)	116	(0.2)
Net income	11,002	8,415	2,587	30.7	1,611	10,242	(8,631)	(84.3)
Net income attributable to noncontrolling interests	(887)	(1,610)	723	(44.9)	(131)	(1,776)	1,645	(92.6)
Net income attributable to common stockholders	$10,115	$6,805	$3,310	48.6%	$1,480	$8,466	$(6,986)	(82.5)%
Rental Revenues. Rental revenues are comprised of base rent, straight-line rent, amortization of above- and below-market lease assets and liabilities, and tenant reimbursement revenue. Total rental revenues decreased by $3.6 million and $11.6 million for the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, primarily due to a decrease in non-same store rental revenues of $3.9 million and $9.2 million during the same periods under comparison, respectively. The decrease in non-same store rental revenues was primarily driven by 10 dispositions during 2017 and two dispositions during the second quarter of 2018. These dispositions were partially offset by two property acquisitions during 2017 and one property acquisition during the second quarter of 2018. The remaining decrease in total rental revenues for the six months ended June 30, 2018, as compared to the same period in 2017, was primarily due to a lower average percentage leased and average annualized base rent per square foot for our same store portfolio, which decreased from 92.3% and $21.51, respectively, for the six months ended June 30, 2017 to 89.5% and $19.80, respectively, for the six months ended June 30,

2018. The lower average percentage leased and average annualized base rent per square foot for our same store portfolio were driven by the expiration of the Charles Schwab & Co., Inc. (“Schwab”) lease in September 2017. Schwab was our largest tenant at September 30, 2017 and leased 594,000 square feet. The expiration of the Schwab lease decreased same store rental revenues by $3.5 million for the six months ended June 30, 2018 as compared to the same period in 2017, which was partially offset by rental revenues recorded during the six months ended June 30, 2018 associated with a lease termination.
The following table presents the components of our consolidated rental revenues:

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
(in thousands)	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Base rent	$32,194	$37,980	$(5,786)	(15.2)%	$63,170	$77,829	$(14,659)	(18.8)%
Straight-line rent	3,086	(238)	3,324	(1,396.6)	5,448	(355)	5,803	(1,634.6)
Amortization of above- and below-market intangibles	932	710	222	31.3	1,999	1,269	730	57.5
Tenant recovery income	9,165	9,993	(828)	(8.3)	17,904	21,046	(3,142)	(14.9)
Other	1,085	1,591	(506)	(31.8)	2,395	2,755	(360)	(13.1)
Total rental revenues	$46,462	$50,036	$(3,574)	(7.1)%	$90,916	$102,544	$(11,628)	(11.3)%
Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our tenants, such as real estate taxes, property insurance, property management fees, repair and maintenance, and include certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses decreased by $1.3 million and $2.9 million for the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, which was attributable to our disposition activity during 2017, partially offset by two industrial property acquisitions during the same period.
The following table presents the various components of our rental expenses:

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
(in thousands)	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Real estate taxes	$6,360	$7,146	$(786)	(11.0)%	$12,489	$14,187	$(1,698)	(12.0)%
Repairs and maintenance	4,629	4,768	(139)	(2.9)	9,794	9,941	(147)	(1.5)
Utilities	1,562	1,897	(335)	(17.7)	3,318	3,824	(506)	(13.2)
Property management fees	1,118	1,262	(144)	(11.4)	2,127	2,521	(394)	(15.6)
Insurance	331	379	(48)	(12.7)	661	763	(102)	(13.4)
Other	1,293	1,109	184	16.6	2,734	2,768	(34)	(1.2)
Total rental expenses	$15,293	$16,561	$(1,268)	(7.7)%	$31,123	$34,004	$(2,881)	(8.5)%
Other Expenses. Other expenses decreased by $4.9 million and $0.1 million for the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, primarily due to:

•
Real estate-related depreciation and amortization decrease of $4.4 million and $8.5 million for the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017. These decreases were driven by $1.8 million and $3.7 million of intangible lease asset amortization recorded during the three and six months ended June 30, 2017, respectively, associated with Schwab’s lease, which reached full amortization at lease expiration on September 30, 2017. The remaining decrease during the periods under comparison was attributable to net disposition activity.

•
Impairment related to real estate properties decreased $1.1 million for the three months ended June 30, 2018 as compared to the same period in 2017 and increased $5.7 million for the six months months ended June 30, 2018. The increase for the six month period was primarily due to a non-cash impairment charge we recorded during the six months ended June 30, 2018 relating to a retail property.

•
An increase in interest expense of $2.1 million and $3.7 million during the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, that was primarily attributable to higher LIBOR rates as evidenced by a higher aggregate weighted-average interest rate of 3.92% as of June 30, 2018, as compared to 3.33% as of June 30, 2017.

•	A $2.1 million increase in gain on sale of real property for both the three and six months ended June 30, 2018, as compared to the same periods in 2017.
Segment Summary for the Three and Six Months Ended June 30, 2018 Compared to the Same Periods in 2017
Our segments are based on our internal reporting of operating results used to assess performance based on the type of our properties. Our markets are aggregated into three reportable segments: office, retail and industrial. These segments are comprised of the markets by which management and its operating teams conduct and monitor business. See “Note 10 to the Condensed Consolidated Financial Statements” included in Section AA of this Supplement for further information on our segments. Management considers rental revenues and net operating income (“NOI”) aggregated by segment to be the appropriate way to analyze performance. See “Additional Measures of Performance” below for detail regarding the use of NOI. The following table summarizes certain operating trends in our consolidated properties by segment:

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
(in thousands)	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Rental revenues:
Office	$26,242	$26,255	$(13)	—%	$50,415	$53,539	$(3,124)	(5.8)%
Retail	18,294	17,921	373	2.1	36,892	36,244	648	1.8
Industrial	600	600	—	—	1,200	1,200	—	—
Total same store rental revenues	45,136	44,776	360	0.8	88,507	90,983	(2,476)	(2.7)
Non-same store properties	1,326	5,260	(3,934)	(74.8)	2,409	11,561	(9,152)	(79.2)
Total rental revenues	$46,462	$50,036	$(3,574)	(7.1)%	$90,916	$102,544	$(11,628)	(11.3)%
NOI:
Office	$15,859	$15,563	$296	1.9%	$29,376	$32,336	$(2,960)	(9.2)%
Retail	14,104	13,823	281	2.0	28,143	27,386	757	2.8
Industrial	592	592	—	—	1,182	1,182	—	—
Total same store NOI	30,555	29,978	577	1.9	58,701	60,904	(2,203)	(3.6)
Non-same store properties	614	3,497	(2,883)	(82.4)	1,092	7,636	(6,544)	(85.7)
Total NOI	$31,169	$33,475	$(2,306)	(6.9)%	$59,793	$68,540	$(8,747)	(12.8)%
Same-store average percentage leased:
Office	81.7%	85.7%			81.5%	87.8%
Retail	95.2%	94.9%			94.7%	94.8%
Industrial	100.0%	100.0%			100.0%	100.0%
Same-store average annualized base rent per square foot:
Office	$27.99	$30.87			$27.28	$30.93
Retail	17.75	17.75			17.74	17.74
Industrial	3.26	3.18			3.26	3.18
Office Segment. Our office segment same store NOI increased $0.3 million and decreased $3.0 million for the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, primarily due to the lease expiration of Sybase Inc. (“Sybase”) in January 2017 and Schwab, mentioned above, in September 2017. Sybase and Schwab were our two largest tenants at December 31, 2016 and leased 208,000 square feet and 594,000 square feet, respectively. Excluding the impact of Sybase and Schwab, our office segment same store NOI is summarized as follows:

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
($ in thousands)	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Office net operating income (excluding Schwab and Sybase)	$13,108	$11,970	$1,138	9.5%	$24,649	$24,261	$388	1.6%
Office average percentage leased (excluding Schwab and Sybase)	89.8%	90.0%			89.6%	91.3%
Excluding the impact of Sybase and Schwab, our office segment same store NOI increased $1.1 million for the three months ended June 30, 2018, as compared to the same period in 2017, which was primarily attributable to rental revenues recorded during the three months ended June 30, 2018 associated with a lease termination.

Excluding the impact of Sybase and Schwab, our office segment same store NOI increased $0.4 million for the six months ended June 30, 2018, as compared to the same period in 2017, which was primarily attributable to rental revenues recorded during the six months ended June 30, 2018 associated with a lease termination, partially offset by a decrease in average percentage leased between the periods under comparison.
Retail Segment. Our retail segment same store NOI for the three months ended June 30, 2018, increased by $0.3 million as compared to the same period in 2017, due to a slight increase in average percentage leased between the periods under comparison. Our retail segment same store NOI increased for the six months ended June 30, 2018 compared to the same period in 2017, primarily as a result of a $0.5 million early termination fee received at one of our properties. We have since executed a lease with another tenant to fill the vacated space created by this early termination.
Industrial Segment. Our industrial segment same store NOI did not change between the periods under comparison.
ADDITIONAL MEASURES OF PERFORMANCE
Net Income and NOI
We define NOI as GAAP rental revenues less GAAP rental expenses. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, acquisition expenses, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. Refer to “Results of Operations—Results for the Three and Six Months Ended June 30, 2018 Compared to Same Periods in 2017” above for a reconciliation of our GAAP net loss to NOI for the three and six months ended June 30, 2018 and 2017.
Funds From Operations (“FFO”)
We believe that FFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, this supplemental, non-GAAP measure should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.
FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

The following unaudited table presents a reconciliation of GAAP net income to NAREIT FFO:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in thousands, except per share data)	2018	2017	2018	2017
GAAP net income attributable to common stockholders	$10,115	$6,805	$1,480	$8,466
GAAP net income per common share—basic and diluted	$0.08	$0.05	$0.01	$0.06
Reconciliation of GAAP net income to NAREIT FFO:
GAAP net income attributable to common stockholders	$10,115	$6,805	$1,480	$8,466
Real estate-related depreciation and amortization	14,428	18,798	28,241	36,734
Impairment of real estate property	—	1,116	6,800	1,116
Gain on sale of real estate property	(12,434)	(10,352)	(12,434)	(10,352)
Noncontrolling interests’ share of net income	887	1,610	131	1,776
Noncontrolling interests’ share of NAREIT FFO	(1,047)	(1,410)	(1,953)	(2,937)
NAREIT FFO attributable to common stockholders—basic	11,949	16,567	22,265	34,803
NAREIT FFO attributable to OP Units	1,044	1,360	1,948	2,823
NAREIT FFO	$12,993	$17,927	$24,213	$37,626

Weighted-average shares outstanding—basic	127,362	145,288	128,149	147,577
Weighted-average shares outstanding—diluted	138,485	157,209	139,337	159,551

NAREIT FFO per common share—basic and diluted	$0.09	$0.11	$0.17	$0.24
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Our primary sources of capital for meeting our cash requirements include debt financings, cash generated from operating activities, net proceeds from our public offerings, and asset sales. Our principal uses of funds are distributions to our stockholders, payments under our debt obligations, redemption payments, acquisition of properties and other investments, and capital expenditures. Over time, we intend to fund a majority of our cash needs, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. As of June 30, 2018, we had approximately $430.1 million of borrowings maturing in the next 12 months. Of this amount, $152.0 million relates to our line of credit and $275.0 million relates one of our term loans, both of which may be extended pursuant to a one-year extension option, subject to certain conditions. We expect to be able to repay our principal obligations over the next 12 months from operating cash flows and through refinancings, as well as satisfy the certain conditions regarding any future extension options.
The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our public offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets, and undistributed funds from operations.
We believe that our cash on-hand, anticipated net offering proceeds, proceeds from our line of credit, and other financing and disposition activities should be sufficient to meet our anticipated future acquisition, operating, debt service and distribution and redemption requirements.

Cash Flows. The following table summarizes our cash flows for the following periods:

	For the Six Months Ended June 30,
(in thousands)	2018	2017
Total cash provided by (used in):
Operating activities	$38,016	$30,209
Investing activities	11,123	19,990
Financing activities	(48,116)	(58,823)
Net increase (decrease) in cash	$1,023	$(8,624)
Net cash provided by operating activities increased by approximately $7.8 million for the six months ended June 30, 2018, compared to the same period in 2017. The increase was primarily due to a lease termination payment received during the six months ended June 30, 2018 and rental revenue increases attributable to our two acquisitions during 2017 and one acquisition during 2018, partially offset by lower rental revenues driven by our disposition activity during 2017 and 2018 and the Schwab lease expiration.
Net cash provided by investing activities decreased by approximately $8.9 million for the six months ended June 30, 2018, compared to the same period in 2017. The decrease was attributable to our one industrial property acquisition during the six months ended June 30, 2018, as compared to no acquisitions for the six months ended June 30, 2017, as well as increased capital expenditures, which partially offset by an increase in proceeds from the property dispositions referenced above.
Net cash used in financing activities decreased by approximately $10.7 million for the six months ended June 30, 2018, compared to the same period in 2017, primarily due to lower net borrowing activity under our mortgage notes and line of credit as a result of our disposition activity, partially offset by a decrease in distributions paid to common stockholders and noncontrolling interest holders and an increase in proceeds from issuance of common stock.
Capital Resources and Uses of Liquidity
In addition to our cash and cash equivalents balances available, our capital resources and uses of liquidity are as follows:
Line of Credit and Term Loans. As of June 30, 2018, we had an aggregate of $875.0 million of commitments under our credit agreements, including $400.0 million under our line of credit and $475.0 million under our two term loans. As of that date, we had: (i) approximately $152.0 million outstanding under our line of credit with a weighted-average effective interest rate of 3.79%; and (ii) $475.0 million outstanding under our term loans with a weighted-average effective interest rate of 3.68%, which includes the effect of the interest rate swap agreements related to $350.0 million in borrowings under our term loans. The unused and available portions under our line of credit were $248.0 million and $167.0 million, respectively. Our $400.0 million line of credit matures in January 2019, and may be extended pursuant to a one-year extension option, subject to certain conditions, including the payment of an extension fee. Our $275.0 million term loan currently matures in January 2019 and our $200.0 million term loan matures in February 2022. In January 2018, we exercised the first of two one-year extension options for our $275.0 million term loan and extended the maturity date to January 2019. Our line of credit is available for general corporate purposes, including but not limited to the refinancing of other debt, payment of redemptions, acquisition and operation of permitted investments. Refer to “Note 3 to the Condensed Consolidated Financial Statements” included in Section AA of this Supplement for additional information regarding our line of credit and term loans.
Mortgage Notes. As of June 30, 2018, we had property-level borrowings of approximately $401.0 million outstanding with a weighted-average remaining term of approximately 3.7 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 4.25%, which includes the effects of the interest rate swap agreement relating to our $32.8 million variable-rate mortgage note. The proceeds from our mortgage notes were used to partially finance certain of our acquisitions. Refer to “Note 3 to the Condensed Consolidated Financial Statements” included in Section AA of this Supplement for additional information regarding our line of credit and term loans.
Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property level covenants, including customary affirmative and negative covenants. In addition, our line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, to make borrowings under our line of credit, or to pay distributions. We were in compliance with all debt covenants as of June 30, 2018.

Offering Proceeds. As of June 30, 2018, the amount of aggregate gross proceeds raised from our current public offerings (including shares issued pursuant to the distribution reinvestment plan) was $240.7 million ($220.1 million net of direct selling costs).
Distributions. We intend to continue to operate in accordance with the requirements for qualification as a REIT. In order to qualify as a REIT, we are required to distribute at least 90% of our annual taxable income to our stockholders. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We intend to continue to make distributions on a quarterly basis.
 The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	Amount						Source of Distributions				Total Cash Flows from Operating Activities
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash (2)		Reinvested in Shares		Total Distributions	Cash Flows from Operating Activities (3)		Borrowings
2018
March 31	$0.09375	$8,367	63.6%	$4,789	36.4%	$13,156	$9,282	70.6%	$3,874	29.4%	9,282
June 30	0.09375	8,358	64.0	4,710	36.0	13,068	13,068	100.0	—	—	28,734
Total	$0.18750	$16,725	63.8%	$9,499	36.2%	$26,224	$22,350	85.2%	$3,874	14.8%	38,016
2017
March 31	$0.09000	$9,539	65.3%	$5,076	34.7%	$14,615	$14,615	100.0%	$—	—%	17,422
June 30	0.09000	9,327	65.5	4,920	34.5	14,247	12,787	89.8	1,460	10.2	12,787
September 30	0.09000	8,744	63.9	4,937	36.1	13,681	13,681	100.0	—	—	18,545
December 31	0.09000	8,373	63.7	4,775	36.3	13,148	10,166	77.3	2,982	22.7	10,166
Total	$0.36000	$35,983	64.6%	$19,708	35.4%	$55,691	$51,249	92.0%	$4,442	8.0%	58,920

(1)	Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees.

(2)
Includes other cash distributions consisting of: (i) distributions paid to OP Unit holders; (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares.

(3)
Pursuant to new accounting guidance that became effective January 1, 2018, restricted cash is now included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. All prior year periods shown have been updated to conform to the new presentation.

For the three months ended June 30, 2018 and 2017, our FFO was $13.0 million, or 99.4% of our total distributions, and $17.9 million, or 125.8% of our total distributions, respectively. For the six months ended June 30, 2018 and 2017, our FFO was $24.2 million, or 92.3% of our total distributions, and $37.6 million, or 130.4% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Additional Measures of Performance” above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income to FFO.

Redemptions. Below is a summary of redemptions and repurchases pursuant to our share redemption program and self-tender offers for the six months ended June 30, 2018 and 2017. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders. Refer to Part II, Item 2. “Unregistered Sales of Equity Securities and Use of Proceeds—Share Redemption Program” for detail regarding our share redemption program.

	For the Six Months Ended June 30,
(in thousands, except for per share data)	2018	2017
Number of shares requested for redemption or repurchase	13,670	13,520
Number of shares redeemed or repurchased	13,670	13,520
% of shares requested that were redeemed or repurchased	100.0%	100.0%
Average redemption or repurchase price per share	$7.45	$7.50
We funded these redemptions from borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: operating cash flows in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings.
CONTRACTUAL OBLIGATIONS
A summary of future obligations as of December 31, 2017 was disclosed in our 2017 Form 10-K. Except as otherwise disclosed in “Note 3 to the Condensed Consolidated Financial Statements” included in Section AA of this Supplement relating to our debt obligations, there were no material changes outside the ordinary course of business.
OFF-BALANCE SHEET ARRANGEMENTS
As of June 30, 2018, we had no material off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
CRITICAL ACCOUNTING ESTIMATES
Our unaudited condensed consolidated financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our unaudited condensed consolidated financial statements requires significant management judgments, assumptions, and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our condensed consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. For a detailed description of our critical accounting estimates, see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2017 Form 10-K. As of June 30, 2018, our critical accounting estimates have not changed from those described in our 2017 Form 10-K.

W.	Certain Historical NAV Information
The following table shows our NAV per share at the end of each quarter since we commenced calculating our NAV on July 12, 2012.

Date	Class E	Class T	Class S	Class D	Class I
September 30, 2012	$6.64	$6.64	N/A	$6.64	$6.64
December 31, 2012	$6.70	$6.70	N/A	$6.70	$6.70
March 31, 2013	$6.79	$6.79	N/A	$6.79	$6.79
June 30, 2013	$6.83	$6.83	N/A	$6.83	$6.83
September 30, 2013	$6.87	$6.87	N/A	$6.87	$6.87
December 31, 2013	$6.93	$6.93	N/A	$6.93	$6.93
March 31, 2014	$6.96	$6.96	N/A	$6.96	$6.96
June 30, 2014	$7.00	$7.00	N/A	$7.00	$7.00
September 30, 2014	$7.09	$7.09	N/A	$7.09	$7.09
December 31, 2014	$7.16	$7.16	N/A	$7.16	$7.16
March 31, 2015	$7.31	$7.31	N/A	$7.31	$7.31
June 30, 2015	$7.38	$7.38	N/A	$7.38	$7.38
September 30, 2015	$7.42	$7.42	N/A	$7.42	$7.42
December 31, 2015	$7.47	$7.47	N/A	$7.47	$7.47
March 31, 2016	$7.36	$7.36	N/A	$7.36	$7.36
June 30, 2016	$7.37	$7.37	N/A	$7.37	$7.37
September 30, 2016	$7.48	$7.48	N/A	$7.48	$7.48
December 31, 2016	$7.57	$7.57	N/A	$7.57	$7.57
March 31, 2017	$7.52	$7.52	N/A	$7.52	$7.52
June 30, 2017	$7.50	$7.50	N/A	$7.50	$7.50
September 30, 2017	$7.45	$7.45	$7.45	$7.45	$7.45
December 31, 2017	$7.41	$7.41	$7.41	$7.41	$7.41
March 31, 2018	$7.46	$7.46	$7.46	$7.46	$7.46
June 30, 2018	$7.49	$7.49	$7.49	$7.49	$7.49
Our share sales and redemptions are made based on the applicable NAV per share carried out to four decimal places. Our most recent NAV per share for each class is (1) posted on our website, www.blackcreekdiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352. In addition, we will disclose in a prospectus or prospectus supplement filed with the Commission the principal valuation components of our monthly NAV calculations.

X.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
We are exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of June 30, 2018, our debt instruments consisted of borrowings under our line of credit, term loans, and mortgage notes.
Fixed Interest Rate Debt. As of June 30, 2018, our fixed interest rate debt consisted of $122.9 million under our mortgage notes, which included a $32.8 million variable-rate mortgage note that we effectively fixed through the use of an interest rate swap for the term of the borrowing; and $350.0 million under our term loans that were effectively fixed through the use of interest rate swaps. In total, our fixed interest rate debt represented 46.0% of our total consolidated debt as of June 30, 2018. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of June 30, 2018, the fair value and the carrying value of our fixed interest rate debt was $471.4 million and $472.9 million, respectively. The fair value estimate of our fixed interest rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on June 30, 2018. As we expect to hold our fixed interest rate debt instruments to maturity, based on the underlying structure of the debt instrument, and the amounts due under such instruments are limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that market fluctuations in interest rates, and the resulting change in fair value of our fixed interest rate debt instruments, would have a significant impact on our operating cash flows.
Variable Interest Rate Debt. As of June 30, 2018, our consolidated variable interest rate debt consisted of $152.0 million of borrowings under our line of credit, $125.0 million under our term loans and $278.1 million under our mortgage notes, which represented 54.0% of our total consolidated debt. Interest rate changes on our variable rate debt could impact our future earnings and cash flows, but would not significantly affect the fair value of such debt. As of June 30, 2018, we were exposed to market risks related to fluctuations in interest rates on $555.1 million of consolidated borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of June 30, 2018, would change our annual interest expense by approximately $1.2 million.
Derivative Instruments. As of June 30, 2018, we had 19 outstanding derivative instruments with a total notional amount of $973.7 million. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See “Note 3 to the Condensed Consolidated Financial Statements” included in Section AA of this Supplement for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed through the use of the swaps.

Y.	Experts
The accompanying consolidated financial statements of Black Creek Diversified Property Fund Inc. and subsidiaries as of December 31, 2017 and 2016, and for each of the years in the three‑year period ended December 31, 2017, and the related notes and financial statement schedule III, have been incorporated by reference in this Supplement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The statements included in this Supplement under Section B, “July 31, 2018 NAV Per Share,” and Section V, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Net Asset Value Calculation” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

Z.	Incorporation of Certain Information by Reference
In this Supplement, we “incorporate by reference” certain information we filed with the Commission, which means that we may disclose important information to you by referring you to other documents that we have previously filed with the Commission. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2017, filed March 7, 2018;

•	our Definitive Proxy Statement on Schedule 14A;

•	our Current Report on Form 8-K, filed on January 12, 2018;

•	our Current Report on Form 8-K, filed on February 15, 2018;

•	our Current Report on Form 8-K, filed on March 15, 2018;

•	our Current Report on Form 8-K, filed on March 22, 2018; and

•	our Current Report on Form 8-K, filed on April 13, 2018.
The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference.
You can obtain any of the documents incorporated by reference in this document from us, or from the Commission through the Commission’s website at the address www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document, at no cost, by requesting them in writing or by telephone from us at the following address or telephone number or at our website at www.blackcreekdiversified.com:
 Black Creek Diversified Property Fund Inc.
Investor Relations
518 17th Street, Suite 1700

Denver, Colorado 80202
Telephone: (303) 228-2200

AA.	Condensed Consolidated Financial Statements
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

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	As of
(in thousands, except per share data)	June 30, 2018	December 31, 2017
	(Unaudited)
ASSETS
Net investment in real estate properties	$1,510,580	$1,540,270
Debt-related investments, net	10,917	11,147
Cash and cash equivalents	12,603	10,475
Restricted cash	7,436	8,541
Other assets	46,793	37,673
Total assets	$1,588,329	$1,608,106
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued expenses	$25,290	$22,334
Debt, net	1,022,168	1,012,108
Intangible lease liabilities, net	50,211	52,629
Other liabilities	53,665	28,309
Total liabilities	1,151,334	1,115,380
Commitments and contingencies (Note 9)
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value—200,000 shares authorized, none issued and outstanding	—	—
Class E common stock, $0.01 par value—500,000 shares authorized, 84,105 shares and 93,695 shares issued and outstanding, respectively	841	937
Class T common stock, $0.01 par value—500,000 shares authorized, 2,308 shares and 2,062 shares issued and outstanding, respectively	23	21
Class S common stock, $0.01 par value—500,000 shares authorized, 4,115 shares and 64 shares issued and outstanding, respectively	41	1
Class D common stock, $0.01 par value—500,000 shares authorized, 2,457 shares and 2,510 shares issued and outstanding, respectively	25	25
Class I common stock, $0.01 par value—500,000 shares authorized, 34,994 shares and 34,135 shares issued and outstanding, respectively	350	341
Additional paid-in capital	1,185,875	1,224,061
Distributions in excess of earnings	(841,233)	(818,608)
Accumulated other comprehensive income (loss)	6,936	(909)
Total stockholders’ equity	352,858	405,869
Noncontrolling interests	84,137	86,857
Total equity	436,995	492,726
Total liabilities and equity	$1,588,329	$1,608,106
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in thousands, except per share data)	2018	2017	2018	2017
Revenues:
Rental revenues	$46,462	$50,036	$90,916	$102,544
Debt-related income	171	229	344	460
Total revenues	46,633	50,265	91,260	103,004
Operating expenses:
Rental expenses	15,293	16,561	31,123	34,004
Real estate-related depreciation and amortization	14,428	18,798	28,241	36,734
General and administrative expenses	2,278	2,024	4,812	4,274
Advisory fees, related party	3,576	3,451	7,255	6,941
Impairment of real estate property	—	1,116	6,800	1,116
Total operating expenses	35,575	41,950	78,231	83,069
Other (expenses) income:
Interest expense	(12,298)	(10,163)	(23,538)	(19,847)
Gain on sale of real property	12,434	10,352	12,434	10,352
Other expense	(192)	(89)	(314)	(198)
Total other (expenses) income	(56)	100	(11,418)	(9,693)
Net income	11,002	8,415	1,611	10,242
Net income attributable to noncontrolling interests	(887)	(1,610)	(131)	(1,776)
Net income attributable to common stockholders	$10,115	$6,805	$1,480	$8,466

Weighted-average shares outstanding—basic	127,362	145,288	128,149	147,577
Weighted-average shares outstanding—diluted	138,485	157,209	139,337	159,551

Net income per common share—basic and diluted	$0.08	$0.05	$0.01	$0.06
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in thousands)	2018	2017	2018	2017
Net income	$11,002	$8,415	$1,611	$10,242
Other comprehensive income (loss):
Change from cash flow hedging derivatives	3,569	(677)	8,244	1,412
Comprehensive income	14,571	7,738	9,855	11,654
Comprehensive income attributable to noncontrolling interests	(1,137)	(1,557)	(743)	(1,833)
Comprehensive income attributable to common stockholders	$13,434	$6,181	$9,112	$9,821
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
(Unaudited)
໿

	Stockholders’ Equity
					Accumulated
			Additional	Distributions	Other
	Common Stock		Paid-in	in Excess of	Comprehensive	Noncontrolling	Total
(in thousands)	Shares	Amount	Capital	Earnings	Income	Interests	Equity
Balance as of December 31, 2017	132,466	$1,325	$1,224,061	$(818,608)	$(909)	$86,857	$492,726
Adoption of ASU 2017-12	—	—	—	(213)	213	—	—
Adjusted balance as of January 1, 2018	132,466	1,325	1,224,061	(818,821)	(696)	86,857	492,726
Net income	—	—	—	1,480	—	131	1,611
Unrealized gain on derivative instruments	—	—	—	—	7,632	612	8,244
Issuance of common stock, net of offering costs	9,145	92	63,321	—	—	—	63,413
Share-based compensation, net of forfeitures	38	—	(117)	—	—	—	(117)
Redemptions of common stock	(13,670)	(137)	(101,704)	—	—	—	(101,841)
Amortization of share-based compensation	—	—	600	—	—	—	600
Distributions declared on common stock and noncontrolling interests	—	—	—	(23,892)	—	(2,183)	(26,075)
Redemptions of noncontrolling interests	—	—	(286)	—	—	(1,280)	(1,566)
Balance as of June 30, 2018	127,979	$1,280	$1,185,875	$(841,233)	$6,936	$84,137	$436,995
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Six Months Ended June 30,
(in thousands)	2018	2017
Operating activities:
Net income	$1,611	$10,242
Adjustments to reconcile net income to net cash provided by operating activities:
Real estate-related depreciation and amortization	28,241	36,734
Gain on disposition of real estate property	(12,434)	(10,352)
Lease termination fee	14,000	—
Impairment of real estate property	6,800	1,116
Other	(2,217)	3,134
Changes in operating assets and liabilities	2,015	(10,665)
Net cash provided by operating activities	38,016	30,209
Investing activities:
Real estate acquisitions	(36,853)	—
Capital expenditures	(14,788)	(9,268)
Proceeds from disposition of real estate property	64,075	29,893
Principal collections on debt-related investments	216	246
Other	(1,527)	(881)
Net cash provided by investing activities	11,123	19,990
Financing activities:
Proceeds from mortgage notes	—	201,886
Repayments of mortgage notes	(928)	(161,618)
Net proceeds from line of credit	10,000	17,000
Redemption of common shares	(101,841)	(101,939)
Distributions on common stock	(14,394)	(17,031)
Proceeds from issuance of common stock	59,167	11,172
Offering costs for issuance of common stock	(3,831)	(2,309)
Distributions to noncontrolling interest holders	(2,178)	(4,780)
Redemption of OP Unit holder interests	(1,567)	(1,518)
Other	7,456	314
Net cash used in financing activities	(48,116)	(58,823)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,023	(8,624)
Cash, cash equivalents and restricted cash, at beginning of period	19,016	21,146
Cash, cash equivalents and restricted cash, at end of period	$20,039	$12,522
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
Unless the context otherwise requires, the “Company,” “we,” “our,” or “us” refers to Black Creek Diversified Property Fund Inc. and its consolidated subsidiaries.
The accompanying unaudited condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, certain disclosures normally included in the annual audited financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) have been omitted. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes contained in our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 7, 2018 (“2017 Form 10-K”).
Recently Adopted Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”), which provides guidance for revenue recognition and supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition.” The standard is based on the principle that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance specifically excludes revenue derived from lease contracts from its scope. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The effective date for the standard was for annual reporting periods beginning after December 15, 2017 and interim periods therein. We adopted the standard when it became effective for us, as of the reporting period beginning January 1, 2018. We elected the package of practical expedients, and accordingly did not reallocate contract consideration to lease components within the scope of the existing lease guidance when we adopted ASU 2014-09. The adoption of ASU 2014-09 did not have a significant impact on our condensed consolidated financial statements.
In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”), which requires: (i) all equity investments to be measured at fair value with changes in fair value recognized in net income; (ii) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; and (iii) eliminates the requirement for public entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. ASU 2016-01 was effective for annual and interim reporting periods beginning after December 15, 2017. Early adoption was permitted for the accounting guidance on financial liabilities under the fair value option. We adopted this guidance effective January 1, 2018. The adoption of this guidance did not have a significant impact on our condensed consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”), which provided guidance on eight cash flow classification issues and on reducing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. Current GAAP does not include specific guidance on these eight cash flow classification issues. In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash,” (“ASU 2016-18”) which requires companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 requires a disclosure of a reconciliation between the statement of financial position and the statement of cash flows when the statement of financial position includes more than one line item for cash, cash equivalents, restricted cash, and restricted cash equivalents. Entities with material restricted cash and restricted cash equivalents balances are required to disclose the nature of the restrictions. ASU 2016-15 and ASU 2016-18 became effective for annual and interim reporting periods beginning after December 15, 2017, with early adoption permitted. We adopted these standards as of January 1, 2018 and as required, retrospectively applied the guidance in ASU 2016-18 to the prior periods presented, which resulted in a decrease of $5.4 million in net cash provided by operating activities, an increase of $0.8 million in net cash provided by investing activities, and a decrease of $4.5 million in net cash used in financing activities on the condensed consolidated statements of cash flows for the six months ended June 30, 2017.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities.” The purpose of this updated guidance is to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. The transition guidance provides companies with the option of early adopting the new standard using a modified retrospective transition method in any interim period after issuance of the update, or alternatively requires adoption for fiscal years beginning after December 15, 2018. We adopted ASU 2017-12 as of the reporting period beginning on January 1, 2018, which resulted in the recognition of a $0.2 million adjustment to accumulated other comprehensive income with a corresponding adjustment to the January 1, 2018 retained earnings balance to recognize the cumulative effect of initially applying this guidance.
2. INVESTMENTS IN REAL ESTATE PROPERTIES
The following tables summarize our consolidated investments in real estate properties:

	As of
(in thousands)	June 30, 2018	December 31, 2017
Land	$423,181	$422,564
Buildings and improvements	1,250,299	1,266,069
Intangible lease assets	315,573	340,273
Investment in real estate properties	1,989,053	2,028,906
Accumulated depreciation and amortization	(478,473)	(488,636)
Net investment in real estate properties	$1,510,580	$1,540,270
Intangible Lease Assets and Liabilities
Intangible lease assets and liabilities as of June 30, 2018 and December 31, 2017 include the following:

	June 30, 2018			December 31, 2017
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets	$283,160	$(230,625)	$52,535	$299,406	$(240,844)	$58,562
Above-market lease assets	32,413	(30,705)	1,708	40,867	(38,740)	2,127
Below-market lease liabilities	(85,865)	35,654	(50,211)	(86,085)	33,456	(52,629)
Rental Revenue and Depreciation and Amortization Expense
The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above- and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in thousands)	2018	2017	2018	2017
Increase (Decrease) to Rental Revenue:
Straight-line rent adjustments	$3,086	$(238)	$5,448	$(355)
Above-market lease amortization	(235)	(648)	(419)	(1,514)
Below-market lease amortization	1,167	1,358	2,418	2,783
Real Estate-Related Depreciation and Amortization:
Depreciation expense	$9,405	$9,919	$18,685	$19,835
Intangible lease asset amortization	5,023	8,879	9,556	16,899

Dispositions
During the six months ended June 30, 2018, we sold one office property located in Fayetteville, Arkansas and one building from a two-building office property located in Dublin, California for net proceeds of $64.1 million. We recorded a total net gain of $12.4 million.
Real Estate Property Impairment
During the six months ended June 30, 2018, we considered potential disposition options for a retail property located in the Jacksonville, Florida market, which ultimately resulted in the reduction of our estimated future cash flows below our net book value. Accordingly, we recorded a $6.8 million non-cash impairment charge related to this property. We did not record an impairment related to any of our consolidated real estate properties during the six months ended June 30, 2017.
3. DEBT
A summary of our debt is as follows:

	Weighted-Average Effective Interest Rate as of			Balance as of
($ in thousands)	June 30, 2018	December 31, 2017	Maturity Date	June 30, 2018	December 31, 2017
Line of credit (1)	3.79%	3.27%	January 2019	$152,000	$142,000
Term loan (2)	3.49%	3.25%	January 2019	275,000	275,000
Term loan (3)	3.94%	3.94%	February 2022	200,000	200,000
Fixed-rate mortgage notes (4)	3.88%	3.89%	September 2021 - December 2029	122,866	123,794
Floating-rate mortgage notes (5)	4.41%	3.88%	January 2020 - August 2023	278,100	278,100
Total principal amount/weighted average (6)	3.92%	3.64%		$1,027,966	$1,018,894
Less unamortized debt issuance costs				$(6,263)	$(7,322)
Add mark-to-market adjustment on assumed debt				465	536
Total debt, net				$1,022,168	$1,012,108

Gross book value of properties encumbered by debt				$593,094	$590,542

(1)
The effective interest rate is calculated based on the London Interbank Offered Rate (“LIBOR”), plus a margin ranging from 1.40% to 2.30%, depending on our consolidated leverage ratio. As of June 30, 2018, the unused and available portions under the line of credit were approximately $248.0 million and $167.0 million, respectively. The line of credit is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.

(2)
The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.35% to 2.20%, depending on our consolidated leverage ratio. The weighted-average interest rate is the all-in interest rate, including the effects of interest swap agreements relating to approximately $150.0 million in borrowings under this term loan.

(3)
The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.65% to 2.55%, depending on our consolidated leverage ratio. The weighted-average interest rate is the all-in interest rate and is fixed through interest swap agreements.

(4)
The amount outstanding as of June 30, 2018 includes a $32.8 million floating-rate mortgage note that was subject to an interest rate spread of 1.60% over one-month LIBOR, which we have effectively fixed using an interest rate swap at 3.05% for the term of the borrowing.

(5)
The effective interest rate is calculated based on LIBOR plus a margin. As of both June 30, 2018 and December 31, 2017, our floating rate mortgage notes were subject to a weighted-average interest rate spread of 2.31%.

(6)	The weighted-average remaining term of our borrowings was approximately 2.4 years as of June 30, 2018.
As of June 30, 2018, the principal payments due on our debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit (1)	Term Loans (2)	Mortgage Notes	Total
Remainder of 2018	$—	$—	$1,434	$1,434
2019	152,000	275,000	3,344	430,344
2020	—	—	229,088	229,088
2021	—	—	12,372	12,372
2022	—	200,000	3,246	203,246
Thereafter	—	—	151,482	151,482
Total principal payments	$152,000	$475,000	$400,966	$1,027,966

(1)	The term of the line of credit may be extended pursuant to a one-year extension option, subject to certain conditions.

(2)	The term of the $275.0 million term loan may be extended pursuant to a one-year extension option, subject to certain conditions.

Debt Covenants
Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with all debt covenants as of June 30, 2018.
Derivative Instruments
To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Interest rate caps are not designated as hedges. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have on-going exposure to interest rate movements.
The change in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (loss) (“AOCI”) on the condensed consolidated balance sheets and is subsequently reclassified into earnings as interest expense for the period that the hedged forecasted transaction affects earnings, which is when the interest expense is recognized on the related debt. During the next 12 months, we estimate that approximately $2.8 million will be reclassified as a decrease to interest expense related to active effective hedges of existing floating-rate debt, and we estimate that approximately $1.2 million will be reclassified as an increase to interest expense related to terminated hedges where the likelihood of the originally hedged interest payments remain probable.
The following table summarizes the location and fair value of our derivative instruments on our condensed consolidated balance sheets:

			Fair Value
($ in thousands)	Number of Contracts	Notional Amount	Other Assets	Other Liabilities
June 30, 2018
Interest rate swaps (1) (2)	15	$635,275	$11,268	$—
Interest rate caps	4	338,450	22	—
Total derivative instruments	19	$973,725	$11,290	$—
December 31, 2017
Interest rate swaps (1)	11	$435,500	$4,043	$60
Interest rate caps	4	338,450	13	—
Total derivative instruments	15	$773,950	$4,056	$60

(1)	Includes one interest rate swap with a notional amount of $52.5 million that became effective in July 2018.

(2)	Includes four interest rate swaps with a combined notional amount of $200.0 million that will become effective in January 2020.
The following table presents the effect of our derivative instruments on our condensed consolidated financial statements:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in thousands)	2018	2017	2018	2017
Derivative Instruments Designated as Cash Flow Hedges
Gain (loss) recognized in AOCI	$3,176	$(1,928)	$7,148	$(1,332)
Loss reclassified from AOCI into interest expense	393	1,251	1,096	2,744
Total interest expense on the condensed consolidated statements of operations in which the effects of cash flow hedges are recorded	12,298	10,163	23,538	19,847
Derivative Instruments Not Designated as Cash Flow Hedges
(Loss) Gain recognized in income	$(43)	$(21)	$9	$(101)

4. FAIR VALUE
We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of the amounts that we would realize upon disposition.
Fair Value Measurements on a Recurring Basis
The following table presents our financial instruments measured at fair value on a recurring basis:

				Total
(in thousands)	Level 1	Level 2	Level 3	Fair Value
June 30, 2018
Assets
Derivative instruments	$—	$11,290	$—	$11,290
Total assets measured at fair value	$—	$11,290	$—	$11,290
Liabilities
Derivative instruments	$—	$—	$—	$—
Total liabilities measured at fair value	$—	$—	$—	$—
December 31, 2017
Assets
Derivative instruments	$—	$4,056	$—	$4,056
Total assets measured at fair value	$—	$4,056	$—	$4,056
Liabilities
Derivative instruments	$—	$60	$—	$60
Total liabilities measured at fair value	$—	$60	$—	$60
As of June 30, 2018 and December 31, 2017, we had no financial instruments that were transferred among the fair value hierarchy levels. We also had no non-financial assets or liabilities that were required to be measured at fair value on a recurring basis.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Derivative Instruments. The derivative instruments are interest rate swaps and interest rate caps whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to these derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See “Note 3” above for further discussion of our derivative instruments.

Nonrecurring Fair Value Measurements
As of June 30, 2018 and December 31, 2017, the fair values of cash and cash equivalents, tenant receivables, due from/to affiliates, accounts payable and accrued liabilities, and distributions payable approximate their carrying values because of the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:
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	As of June 30, 2018		As of December 31, 2017
	Carrying	Fair	Carrying	Fair
(in thousands)	Value (1)	Value	Value (1)	Value
Assets:
Debt-related investments	$10,904	$10,932	$11,120	$11,250
Liabilities:
Line of credit	$152,000	$152,000	$142,000	$142,000
Term loans	475,000	475,000	475,000	475,000
Mortgage notes	400,966	399,289	401,894	401,574

(1)	The carrying amount reflects the principal amount outstanding.
5. STOCKHOLDERS’ EQUITY
Public Offering
A summary of our current public offering registered with the SEC (File No. 333-197767) (including shares sold through the primary offering and distribution reinvestment plan (“DRIP”), sales of which commenced on September 16, 2015), as of June 30, 2018, is as follows:

(in thousands)	Class T	Class S	Class D	Class I	Class E	Total
Amount of gross proceeds raised:
Primary offering	$9,232	$30,945	$11,515	$130,384	$—	$182,076
DRIP	1,070	102	1,169	17,459	38,810	58,610
Total offering	$10,302	$31,047	$12,684	$147,843	$38,810	$240,686

Number of shares sold:
Primary offering	1,202	4,101	1,546	17,510	—	24,359
DRIP	143	14	157	2,341	5,209	7,864
Total offering	1,345	4,115	1,703	19,851	5,209	32,223
Common Stock
The following table describes the changes in each class of common shares during the six months ended June 30, 2018:

(in thousands)	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Total Shares
Balances as of December 31, 2017	2,062	64	2,510	34,135	93,695	132,466
Issuance of common stock:
Primary shares	371	4,037	97	3,366	—	7,871
Distribution reinvestment plan	32	14	32	469	727	1,274
Stock-based compensation	—	—	—	38	—	38
Redemptions of common stock	(157)	—	(182)	(3,014)	(10,317)	(13,670)
Balances as of June 30, 2018	2,308	4,115	2,457	34,994	84,105	127,979

Distributions
The following table summarizes our distribution activity (including distributions to noncontrolling interests and distributions reinvested in shares of our common stock) for the quarters ended below:

	Amount
(in thousands, except per share data)	Declared per Common Share (1)	Common Stock Distributions Paid in Cash	Other Cash Distributions (2)	Reinvested in Shares	Total Distributions
2018
March 31	$0.09375	$7,240	$1,127	$4,789	$13,156
June 30	0.09375	7,137	$1,221	4,710	13,068
Total	$0.18750	$14,377	$2,348	$9,499	$26,224
2017
March 31	$0.09000	$8,289	$1,250	$5,076	$14,615
June 30	0.09000	8,027	1,300	4,920	14,247
September 30	0.09000	7,549	1,195	4,937	13,681
December 31	0.09000	7,285	1,088	4,775	13,148
Total	$0.36000	$31,150	$4,833	$19,708	$55,691

(1)	Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees.

(2)
Includes other cash distributions consisting of: (i) distributions paid to holders of partnership units (“OP Units”) in Black Creek Diversified Property Operating Partnership LP (the “Operating Partnership”); (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to Black Creek Capital Markets, LLC (the “Dealer Manager”) with respect to Class T, Class S and Class D shares. See “Note 6” for further detail regarding the ongoing distribution fees.

Redemptions and Repurchases
Below is a summary of redemptions and repurchases pursuant to our share redemption program for the six months ended June 30, 2018 and 2017. Also included in the summary below is the impact of stock repurchases pursuant to our two self-tender offers conducted during 2017. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Six Months Ended June 30,
(in thousands, except for per share data)	2018	2017
Number of shares requested for redemption or repurchase	13,670	13,520
Number of shares redeemed or repurchased	13,670	13,520
% of shares requested that were redeemed or repurchased	100.0%	100.0%
Average redemption or repurchase price per share	$7.45	$7.50

6. RELATED PARTY TRANSACTIONS
Summary of Fees and Expenses
The following table summarizes fees and expenses incurred by us for services provided by Black Creek Diversified Property Advisors LLC (the “Advisor”) and its affiliates, and any related amounts payable:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,		Payable as of
(in thousands)	2018	2017	2018	2017	June 30, 2018	December 31, 2017
Upfront selling commissions	$287	$5	$423	$25	$—	$—
Dealer manager fees	—	116	—	228	—	—
Ongoing distribution fees	93	19	148	38	37	15
Advisory fees	3,524	3,451	7,164	6,941	2,328	954
Advisory fees related to the disposition of real properties	—	286	—	286	—	—
Other expense reimbursements—Advisor	1,989	2,026	4,390	4,304	885	1,988
Other expense reimbursements—Dealer Manager	360	138	432	304	—	—
DST Program advisory fees	52	—	91	—	—	—
DST Program selling commissions	329	63	437	177	—	—
DST Program dealer manager fees	99	19	131	53	—	—
DST Program other reimbursements—Dealer Manager	28	17	37	34	—	—
Total	$6,761	$6,140	$13,253	$12,390	$3,250	$2,957
Company Restricted Stock Units (“Company RSUs”)
The table below summarizes the unvested Company RSUs as of June 30, 2018, that we have granted to the Advisor in exchange for certain advisory fee and expense reimbursement offsets.

(in thousands, except per share data)	Grant Date	Vesting Date	Number of Unvested Shares	Grant Date Net Asset Value (“NAV”) per Class I Share
Company RSUs	2/4/2016	4/15/2019	57	$7.41
7. NET INCOME PER COMMON SHARE
The computation of our basic and diluted net income per share attributable to common stockholders is as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in thousands, except per share data)	2018	2017	2018	2017
Net income attributable to common stockholders—basic	$10,115	$6,805	$1,480	$8,466
Net income attributable to OP Units	887	1,610	131	1,776
Net income attributable to common stockholders—diluted	$11,002	$8,415	$1,611	$10,242
Weighted-average shares outstanding—basic	127,362	145,288	128,149	147,577
Incremental weighted-average shares effect of conversion of OP Units	11,123	11,921	11,188	11,974
Weighted-average shares outstanding—diluted	138,485	157,209	139,337	159,551
Net income per share attributable to common stockholders:
Basic	$0.08	$0.05	$0.01	$0.06
Diluted	$0.08	$0.05	$0.01	$0.06
8. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Six Months Ended June 30,
(in thousands)	2018	2017
Distributions reinvested in common stock	$9,493	$10,215

Restricted Cash
Restricted cash consists of lender and property-related escrow accounts. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the condensed consolidated statements of cash flows:

	For the Six Months Ended June 30,
(in thousands)	2018	2017
Beginning of period:
Cash and cash equivalents	$10,475	$13,864
Restricted cash	8,541	7,282
Cash, cash equivalents and restricted cash	$19,016	$21,146
End of period:
Cash and cash equivalents	$12,603	$5,362
Restricted cash	7,436	7,160
Cash, cash equivalents and restricted cash	$20,039	$12,522
9. COMMITMENTS AND CONTINGENCIES
We and the Operating Partnership are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our investments.
Environmental Matters
A majority of the properties we acquire are subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of the land. We have acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of June 30, 2018.
10. SEGMENT FINANCIAL INFORMATION
Our three reportable segments are office, retail and industrial. Factors used to determine our reportable segments include the physical and economic characteristics of our properties and the related operating activities. Our chief operating decision makers rely primarily on net operating income to make decisions about allocating resources and assessing segment performance. Net operating income is the key performance metric that captures the unique operating characteristics of each segment. Items that are not directly assignable to a segment, such as certain corporate items, are not allocated but reflected as reconciling items.
The following table reflects our total assets by business segment as of June 30, 2018 and December 31, 2017:

	As of
(in thousands)	June 30, 2018	December 31, 2017
Assets:
Office	$722,314	$775,917
Retail	693,549	705,696
Industrial	94,717	58,657
Corporate	77,749	67,836
Total assets	$1,588,329	$1,608,106
The following table sets forth the financial results by segment for the three and six months ended June 30, 2018 and 2017:
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(in thousands)	Office	Retail	Industrial	Consolidated
Three Months Ended June 30, 2018
Rental revenues	$26,261	$18,291	$1,910	$46,462
Rental expenses	(10,718)	(4,212)	(363)	(15,293)
Net operating income	$15,543	$14,079	$1,547	$31,169
Real estate-related depreciation and amortization	$8,109	$5,384	$935	$14,428
Three Months Ended June 30, 2017
Rental revenues	$27,624	21,082	1,330	50,036
Rental expenses	(11,400)	(4,806)	(355)	(16,561)
Net operating income	$16,224	$16,276	$975	$33,475
Real estate-related depreciation and amortization	$11,799	$6,429	$570	$18,798
Six Months Ended June 30, 2018
Rental revenues	$50,685	$36,890	$3,341	$90,916
Rental expenses	(21,725)	(8,810)	(588)	(31,123)
Net operating income	$28,960	$28,080	$2,753	$59,793
Real estate-related depreciation and amortization	$15,994	$10,674	$1,573	$28,241
Six Months Ended June 30, 2017
Rental revenues	$57,063	$42,580	$2,901	$102,544
Rental expenses	(22,541)	(10,540)	(923)	(34,004)
Net operating income	$34,522	$32,040	$1,978	$68,540
Real estate-related depreciation and amortization	$22,796	$12,748	$1,190	$36,734
We consider net operating income to be an appropriate supplemental performance measure and believe net operating income provides useful information to our investors regarding our financial condition and results of operations because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, acquisition expenses, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, net operating income should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our net operating income may not be comparable to that of other real estate companies, as they may use different methodologies for calculating net operating income. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.
The following table is a reconciliation of our reported net income attributable to common stockholders to our net operating income for the three and six months ended June 30, 2018 and 2017:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(in thousands)	2018	2017	2018	2017
Net income attributable to common stockholders	$10,115	$6,805	$1,480	$8,466
Debt-related income	(171)	(229)	(344)	(460)
Real estate-related depreciation and amortization	14,428	18,798	28,241	36,734
General and administrative expenses	2,278	2,024	4,812	4,274
Advisory fees, related party	3,576	3,451	7,255	6,941
Impairment of real estate property	—	1,116	6,800	1,116
Interest expense	12,298	10,163	23,538	19,847
Gain on sale of real property	(12,434)	(10,352)	(12,434)	(10,352)
Other expense	192	89	314	198
Net income attributable to noncontrolling interests	887	1,610	131	1,776
Net operating income	$31,169	$33,475	$59,793	$68,540